PE
12-31-03

V-ONE

Security for a Connected World

V-ONE CORPORATION

2003 ANNUAL REPORT
AND
FORM 10-K

Corporate Profile

Founded in 1993, V-ONE Corporation develops, markets, and licenses SmartGate® technology, a comprehensive suite of network security products that enable organizations to conduct secured electronic transactions and information exchange using public networks, such as the Internet. The Company's suite of products address network user authentication, perimeter security, access control and data integrity through the use of smart cards, tokens, digital certificates, firewalls and encryption technology. The Company's products interoperate seamlessly and can be combined to form a complete, integrated network security solution or can be used as independent components in customized security solutions. The Company's products have been designed with an open and flexible architecture to enhance application functionality and to support emerging network security standards. In addition, the Company's products enable organizations to deploy and scale their solutions from small single-site networks to large multi-site environments, and can accommodate both wireline and wireless media. V-ONE's customers include major financial institutions, corporations, medical organizations and governments worldwide.

V-ONE's corporate headquarters are located in Germantown, Maryland.

Dear Shareholder:

During 2003, V-ONE made significant progress in executing the turn-around strategy and plan developed during 2001.

V-ONE reported its first net profit for the quarter ended December 31, 2003.

Our turn-around strategy focused on three operating initiatives: aligning the V-ONE products with existing customer requirements, building our distribution channel around technically sophisticated partners, and implementing a cost structure that would allow the Company to reach profitability.

The plan focused on streamlining and cutting costs, establishing a solid customer base with growth potential and proving that V-ONE, a pioneer in SSL VPN technology, has a continuing market for its products.

Clearly, the first profitable quarter was a major accomplishment for our Company. Our Board of Directors and management team is committed to defining and implementing a growth plan to achieve sustaining profitability for V-ONE's technology and products for 2004.

The foundation of accomplishments for 2003 upon which we will build include...

Revenue increased 13% over 2002

Operating costs decreased 50% over 2002

Net loss was $450 thousand compared with a net loss of $5.6 million in 2002.

Significant product enhancements opened new markets

- SmartGuard Appliances are now available in two configurations to meet the needs of small businesses, medium sized businesses and large global organizations.
- SmartSat, V-ONE's VPN solution for secure satellite communications, enables our new satellite channel partners to offer secure satellite communications without performance delays.

We established new distribution channels and new customer relationships in 2003, including IBM and Hughes Network Systems.

We developed satellite distribution channel partners for all major satellite platforms opening initial market penetration in the small and mid sized commercial customer segments.

Presentations and targeted lobbying efforts increased awareness of the value of existing law enforcement programs to provide access across disparate information resources for secure information sharing.

Congressional funding was established in 2003 and early 2004 providing multi-year support of federal, state and local law enforcement for RISSNET and the FBI LEO programs.

Operation Respond Institute, Inc. partnered with V-ONE to create secure access to emergency information regarding toxic and hazardous materials that can be accessed by the emergency response community. We opened up an opportunity to leverage existing information resources already using V-ONE's proven security products for law enforcement information sharing have been made.

Throughout 2003, V-ONE continued to pursue additional capital investment to stabilize the Company's balance sheet and provide comfort to new customers that V-ONE would continue as a going concern. The

Company did not raise capital during 2003. Relying on the strength of its products and our commitment to serve existing customers maintained a revenue stream sufficient to sustain operations.

At several points during the year, V-ONE implemented additional cost reduction initiatives carefully designed to ensure successful product development and customer support for our government programs and existing commercial customers. Marketing and product awareness plans were not funded, severely limiting business development initiatives. V-ONE must make the market aware of the accomplishments of 2003 to address concerns of new and potential customers.

In November 2003, V-ONE engaged H.C.Wainwright & Co. Inc. as investment banker and financial advisor to assist the Company in completing a financial, strategic or other transformative event needed to successfully complete the VONE turnaround and provide resources to begin the growth phase. In February 2004, V-ONE completed a strategic private placement of 7% notes raising $1.2 million in working capital. This placement is aimed to implement a targeted marketing and business development program, and to provide necessary liquidity to bridge anticipated delays in revenue from certain of the Company's government programs which were not funded until January 2004.

The turn-around strategy for V-ONE is now completed, and the Company is implementing a growth strategy necessary to achieve sustaining profitability. The Company's plan for 2004 will be built upon the foundation and cost control principals of its turnaround. The plan is designed to build a solid financial foundation to enable V-ONE to increase market share and to reach the revenue potential for its products.

Looking back and looking ahead....

V-ONE faced significant challenges in 2003 and continues to face them in 2004. Your Board of Directors and your management team are committed to moving V-ONE forward on the foundation we have built. Our optimism must and does remain couched with caution. Our enthusiasm and commitment have never been higher. For our shareholders, our customers and our employees we will continue to meet the challenges of the future with the strength and drive that have positioned V-ONE to offer superior products, the highest levels of customer support and the technical expertise that assures knowledgeable customers that V-ONE is *Security for a Connected World.*

Sincerely,

Wm E Odom

Margaret E. Grayson

Lieutenant General William E. Odom, Army (Ret)

Chairman of the Board

Margaret E. Grayson
CEO and President

This letter contains "forward looking" statements that are generally noted by terms such as "believes," "expectations," "foresee," "goals" and "prospects." Such statements involve known and unknown risks and uncertainties that could cause V-ONE's actual performance or achievements to differ materially from any future performance or achievements expressed or implied by such statements. Readers are referred to documents filed by V-One with the Securities and Exchange Commission (SEC) that identify important risk factors for V-ONE.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For Fiscal Year Ended: December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________

Commission File Number 0-21511

V-ONE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**52-1953278**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

20300 Century Blvd., Suite 200, Germantown, Maryland 20874
(Address of principal executive offices) (Zip Code)

(301) 515-5200
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

Common Stock, $0.001 par value per share
(Title of class)

Name of exchange on which registered: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of June 30, 2003, was approximately $3,767,334. This calculation does not reflect a determination that persons are affiliates for any other purposes.

Registrant had 30,220,293 shares of Common Stock outstanding as of February 27, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be issued in conjunction with the registrant's annual stockholder's meeting, to be held on May 13, 2004, are incorporated by reference into Part III, Items 10, 11, 12 and 13 of this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties that are generally noted by terms such as "believe," "expectations," "foresee," "goals," "potential" and "prospects." These statements may differ in a material way from actual future events and involve known and unknown risks and uncertainties that could cause V-ONE Corporation's actual performance or achievements to differ from any future performance or achievements expressed or implied by such statements. Readers are also referred to the risk factors discussed on page 12 of this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements. V-ONE Corporation undertakes no obligation to publicly revise these forward-looking statements or to reflect events or circumstances that arise at a later date.

PART I

Item 1. BUSINESS

V-ONE Corporation ("V-ONE" or the "Company") develops, markets and licenses a comprehensive suite of network security products that enables organizations to conduct secured electronic transactions and information exchange using public switched networks, such as the Internet. The Company's suite of products addresses network user authentication, perimeter security, access control and data integrity through the use of smart cards, tokens, digital certificates, firewalls and encryption technology. The Company's products interoperate seamlessly and can be combined to form a complete, integrated network security solution or can be used as independent components in customized security solutions. The Company's products have been designed with an open and flexible architecture to enhance application functionality and to support emerging network security standards. The products are most commonly used to establish very secure Virtual Private Networks ("VPNs"). In addition, the Company's products enable organizations to deploy and scale their solutions from small single-site networks to large multi-site environments, and can accommodate both wireline and wireless media.

The Company was incorporated in Maryland in February 1993 and reincorporated in Delaware in February 1996. Effective July 2, 1996, the Company changed its name from "Virtual Open Network Environment Corporation" to "V-ONE Corporation." The Company's principal executive offices are located at 20300 Century Boulevard, Suite 200, Germantown, Maryland 20874. The Company's telephone number is (301) 515-5200.

BACKGROUND

Over the last decade, decentralized computing has emerged as a result of the widespread adoption of personal computers, local area networks and wide area networks. This emergence has enabled users to communicate with each other and share data throughout an entire organization. With the popularization of the Internet and increased performance capabilities offered by high-speed modems, xDSL and cable modems, ISDN services and frame relay technology, the volume of data transferred over networks has increased dramatically. Fueling this expansion further, carriers and Internet service providers have dramatically reduced their tariffs for high-speed aggregation services running over T-1 and T-3 lines, which have data transfer rates that approximate local area network performance. In addition, leading hardware and software vendors have adopted and support TCP/IP, the Internet's non-proprietary communications protocol, for computer communications and information exchange.

Organizations are increasing their dependence on the Internet and private enterprise networks using Internet protocols ("intranets") as a cost-effective means to expand enterprise networks, engage in electronic commerce and increase information exchange. This pervasive use of the Internet, intranets and extranets (architecture linking companies with specific customers, suppliers and trading partners) has increased the need for solutions that provide secure communications because TCP/IP networks are not secure.

The need for internal security continues to grow as businesses deploy extranets, intranets, internal networks using TCP/IP protocols, and browser-based applications to facilitate geographically dispersed communications and the transmission of information throughout an enterprise in a cost-effective manner. Information becomes more vulnerable as organizations rely heavily on computer networks for the electronic transmission of data. With the pervasive use of the Internet and intranets, many organizations are discovering that network security is a necessary element in successfully implementing distributed applications and services, including electronic mail, electronic data interchange, electronic commerce and information exchange services. In the absence of comprehensive network security, individuals and organizations are able to exploit system weaknesses to gain unauthorized access to networks and individual network computers. These individuals and organizations use such access to alter or steal data or, in some cases, to launch destructive attacks on data and computers within a network. Through the adoption of VPN technology products, users can create a so-called Virtual Private Network, which enables users to capitalize on the inherently low cost of public networks in a highly secure manner, without risk or compromise to their information assets.

Each of the following elements is critical in creating a complete network security solution to protect an organization's data, network and computer systems:

- **Data Privacy through Encryption.** Preventing unauthorized users from viewing private data through the process of "scrambling" data before it is transmitted or placed into electronic storage.

- **User Identification and Authentication.** Verifying the user's identity to prevent unauthorized access to computer and network resources.

- **Authorization.** Controlling which systems, data and applications a user can access.

- **Data Integrity.** Ensuring that data, whether in storage or transmission, has not been changed or compromised by any unauthorized manipulation.

- **Non-repudiation.** Verifying that data transmissions have been executed between specific parties so that neither party may legitimately claim that the transaction did not occur.

Over the years, a number of network security products have been developed, including passwords, token-based access devices, firewalls, encryption products, biometrics devices, smart cards and digital certificates. Each of these products was designed with a specific function or objective; however, none were designed to meet all of the needs of enterprise-wide network security. Single function or "point" products that have been developed to address one, or a limited number of network security requirements, include the following:

- **Passwords and Tokens.** Until recently, passwords were the most common method of authentication. Static (non-changing) passwords were developed as the first attempt to address the need for authentication. Static passwords, however, are inadequate as they are susceptible to unauthorized viewing and to attacks using software designed to randomly generate and enter thousands of passwords. As a result, dynamic passwords, including single-use passwords, were created to provide a greater level of authentication. Dynamic password implementations include the use of time-varying and challenge-response passwords. Generally, dynamic passwords require the use of a hand-held, electronic device called a hardware token. Dynamic passwords were subsequently strengthened by incorporating two-factor identification, which provided a higher level of authentication in that two independent components were combined to identify a user (for example, a bank ATM card and a PIN code). However, dynamic passwords and two-factor identification provide only a limited level of security because the sessions they authenticate are still vulnerable to interception.

- **Firewalls.** Firewalls are network access control devices that regulate the passage of information based on a set of administrator-defined rules. Generally, firewalls are based upon one of two technical architectures: packet filters (customarily used in routers) or proxy-based application-level gateways. Packet filters screen network traffic and allow or prevent network access based upon source and destination Internet Protocol addresses. Proxy-based application-level gateways provide access to applications on the network only after the user has identified the desired application and submitted a valid password.

- **Encryption.** Encryption products provide privacy for transmitted data. Encryption algorithms scramble data so only those users with the appropriate decoding key are able to view transmitted or stored data. Public-key encryption has recently gained additional credibility for managing the keys (codes) used to encrypt and subsequently decrypt user-designated data.

- **Smart Cards.** Smart cards are similar in size to credit cards, but contain a small, tamper-proof microprocessor chip and are capable of storing data and processing complex encryption algorithms. Smart cards are advanced authentication tokens that are also capable of storing information, such as credit card or bank account numbers, medical records, photographic images or digital certificates.

- **Digital Certificates.** A digital certificate serves as an individual's electronic identification card. A third party digitally certifies the certificates, called a certificate authority, which vouches for the identity of the certificate holder. Digital certificates are being standardized as a means of authenticating on-line users and are perceived to be a key technology for the expansion of secure transactions and electronic commerce.

As organizations increase their dependence on the Internet and deploy intranets, the Company believes that there will be an increasing need for a comprehensive enterprise-wide network security solution. Many network security vendors, however, have focused on developing products that address only one or a limited number of specific security requirements. In addition, products developed by different vendors are often difficult to integrate with each other and pose interoperability problems. Consequently, the Company believes that organizations will increasingly demand comprehensive network security solutions that are easy to implement and transparent to the user. These solutions must have the ability to integrate with existing applications, networks and/or mainframe applications, while being flexible and powerful enough to address the needs created by newly developed technologies.

The current demand for VPN products is being driven by the desire to transact sensitive communications across an inherently unsecure Internet to solve everyday business and individual communication needs; i.e. (i) the increasing need for employees to remotely access data, (ii) corporate intranets linking multiple geographic locations, (iii) corporate extranets linking a company's partners, suppliers and customers and (iv) the increasing demand for security in electronic commerce. The increasing reliance on the Internet by corporate and individual users and the increasing awareness to the potential risk to their private information is causing such users to focus on security concerns. High percentage increases in adoptions of VPNs are expected to continue as Internet technologies, such as electronic commerce, information sharing and electronic collaboration become more accepted. In addition, the costs of operating a network utilizing the public lines or Internet are substantially less than T1/T3 interchanges and continue to decline. With the advent of VPNs, corporations have a practical, low-cost solution to their networking needs.

The events of September 11, 2001 accelerated the rate at which the Department of Defense, civilian agencies, and federal, state and local law enforcement are adopting security solutions. As a result of the terrorist attacks, many of the U.S. law enforcement and intelligence agencies are collaborating to investigate and prosecute terrorist activities and conspiracies. This joint effort requires sharing information on an unprecedented scale using, among other services, the Department of Justice's Regional Information Sharing Systems ("RISS") Program and the FBI LEO (Law Enforcement Online) Program, both of which are secured by V-ONE's technology. The RISS Secure Intranet is a nationwide law enforcement network that allows secure communications among more than 6,600 federal, state and local law enforcement agencies. The FBI LEO program, sponsored by the FBI Criminal Justice Information Services Division and in operation since 1996, is an online service provided to over 50,000 law enforcement and criminal justice officials. Sharing information among law enforcement agencies using RISS, LEO and other networks is a security challenge that requires strongly encrypted communications and powerful access controls. Securing these expanding networks creates additional opportunities for VPN providers.

THE V-ONE SOLUTION

The Company offers a comprehensive suite of network security products that address the need for identification and authentication, integrity, non-repudiation, authorization and encryption. This combination of network security products enables organizations to identify and authenticate network users while controlling access to specific network services. The Company's technology is designed to prevent unauthorized access to an organization's mission critical applications and internal data without impeding permitted uses of the organization's resources and information. The Company's products are compatible with many leading hardware platforms and operating systems, as well as many third-party security products. The Company's customers are able to integrate V-ONE's security products into their networks with minimal impact on existing systems and applications.

The Company's current suite of products can be combined and configured to provide network perimeter security, secure remote access and intra/inter-enterprise security to facilitate secured electronic commerce and information exchange. The Company's principal products are SmartGate, a client/server VPN software product that offers identification and authentication, data integrity, non-repudiation, authorization and encryption, and SmartGuard I and SmartGuard II appliances. V-ONE's SmartGuard VPN appliances are built on high-speed Intel processors. SmartGuard incorporates SmartGate security technology into a "drop-in" suite of devices that are easy to install, deploy and manage. The SmartGuard appliances use V-ONE's award-winning SmartGate VPN software solution with a powerful user authentication system, access control database and strong encryption capabilities. A self-protecting firewall is included with the SmartGuard I and a robust stateful inspection firewall is integrated with all SmartGuard II appliances. SmartGuard's advanced VPN capabilities include IPSec tunneling and application layer security that allows firewall traversal without requiring end users to make network configuration changes. The Company provides customers with two-factor identification, mutual authentication, fine-grained access control and encryption by combining smart card emulation technology with the SmartGate server. In addition, SmartGate users can access enterprise networks from remote locations using SmartPass technology incorporated in SmartGate.

The Company's technology provides customers with the ability to create network security solutions designed to meet their specific network security requirements. V-ONE's customers can securely deploy a broad range of services and applications to engage in secured electronic transactions, information exchange and remote access to mission critical applications and corporate resources. The Company's technology is designed to be (i) modular, allowing organizations to utilize the security product or products best suited to address their immediate needs, with a seamless migration path to additional products as required, (ii) scaleable, ranging from a single system supporting several users to multiple systems potentially supporting hundreds of thousands of users, and (iii) portable, securing access independent of any particular user's machine or network entry point through the use of smart card technology.

STRATEGY

V-ONE's objective is to capitalize on its application level technology to become the security solution of choice for large enterprises, including government agencies and public sector organizations, financial institutions, service providers, and commercial enterprises worldwide. V-ONE's products now include both application level technology and IPSec, enabling organizations to employ the most cost-effective and efficient security solution without compromising data integrity and ensuring that communications will be completed successfully and securely.

Key elements of V-ONE's strategy are:

Increasing Market Share in the Government Sector. V-ONE will serve its established base of government customers through existing and new channel partners. V-ONE has successfully secured confidential information for the government since shipping its first products in 1995. V-ONE technologies use all approved government encryption methods, including the government's "triple DES" Data Encryption Standard, and meet the standards of the U.S. government for broad scale deployments. The triple DES standard is the strongest encryption method employed by the U.S. government, and is applied to verify the user's identity and to protect the flow of data itself. In addition, in December 2001, the National Institute of Standards and Technology approved the Advanced Encryption Standard ("AES"). V-ONE added AES to its library of encryption methods and incorporated this algorithm as an approved encryption method. V-ONE first incorporated AES as the default encryption method in SmartGate 4.4, released in April 2003. Government clients currently using V-ONE's technology to secure information include the U.S. Department of the Treasury, the Department of Defense and the Department of Justice. The programs sponsored by the Department of Justice link more than 6,600 federal, state and local law enforcement agencies and over 50,000 law enforcement and criminal justice officials who share data through the RISS and LEO programs, two out of the three National Drug Intelligence Centers, more than 30 regional Drug Traffic Centers, 12 state governments and several other regional and local law enforcement initiatives. V-ONE's product capabilities are well suited for the government's secure information sharing demands.

Enhancing Product Technology to Address Customer Needs. V-ONE intends to enhance its technology through continued internal development and strategic partnerships. V-ONE believes its current technology, consisting of the SmartGate client/server VPN software featuring its patented On-Line Registration ("OLR") capability, the SmartGuard family of VPN appliances featuring the Command Center management system, and an IPSec client released in January 2002, delivers superior security, performance and cost savings when compared to any other security products available in the market. V-ONE will focus its development efforts on customer driven requirements for its government and commercial users to deliver specific functionality including a wider and more feature-rich set of management tools, additional high availability performance capabilities, and enhancements for the emerging mobile enterprise wireless/satellite access segments.

Capitalizing on Channel Partners' Market Presence to Increase Market Awareness of V-ONE. V-ONE intends to use its OEM, Service Provider and Systems Integrator partners' strong brand recognition and marketing resources to increase the market's awareness of V-ONE's security products. This approach will allow V-ONE to effectively maintain lower sales and marketing costs, preserving resources for continuing product development. Although the Company has reduced its direct marketing efforts, V-ONE will continue in its role as an active government advisor.

Satellite Market. To address a critical enterprise need for secure VPN satellite communication, V-ONE recently introduced SmartSAT, a program for users and resellers of satellite IP data communications services. SmartSAT is built upon SmartGate application layer security technology that can overcome standing performance problems associated with satellite circuit propagation delays.

PRODUCTS

V-ONE's hardware and software security products deliver to users all the essential features of a secure network: authentication, integrity, privacy and non-repudiation. V-ONE's technology has met the tough standards of the U.S. government for broad scale deployments and is FIPS (Federal Information Processing Standards) validated, making it viable for the most demanding of government or commercial environments. The Company's product portfolio offers solutions for remote access, site-to-site, and extranet applications.

The cornerstone of V-ONE's network and application security solution is its patented SmartGate client/server technology.

SmartGate Enterprise Solution

V-ONE's powerful SmartGate server software, available on Windows NT, Solaris, BSD, and Red Hat Linux, allows a company to rapidly deploy a VPN solution scalable to hundreds of thousands of concurrent users. It enables secure access to TCP/IP based applications and other resources through the Internet by providing a framework for mutual authentication, strong data encryption, access control, audit logging and on-line registration. SmartGate works with all major firewalls and supports a wide range of third-party authentication systems including x.509 (PKI), LDAP, RSA SecurID, RADIUS, Entrust, and digital certificates from multiple providers. Since SmartGate operates at the application layer, it can be deployed into complex environments and overcome Network Address Translation issues and other obstacles commonly encountered in VPN implementations.

A patented OLR system enables VPN deployment to end users in a matter of minutes. User IDs can be automatically generated without administrative interaction.

SmartPass

V-ONE's SmartPass client product runs as a non-intrusive application on the desktop or mobile device, or as a Java applet on a browser, to provide VPN connection services to the SmartGate server. The client is extremely well suited for user devices with minimal consumption of system resources such as memory and storage space. Installation is fast, simple and designed to take the complexity of VPN implementation out of the hands of end users. To securely connect, an end user simply enters an access code that verifies ownership of his or her authentication token that can reside on a hard drive, floppy disk or smart card. Advanced security related functions are performed automatically and hidden from the end user. SmartPass is available on a very broad range of computing platforms including Windows 98/NT/2000/XP/CE/Pocket PC, Solaris, Red Hat Linux, and Mac.

SmartAdmin

Management of a V-ONE VPN is handled by means of SmartAdmin, a powerful, flexible tool that enables administration of one or more SmartGate servers and allows full control of user access to specific resources. The controls are both easy to implement and precise. Access permissions can be as broad or as granular as required, ranging from company-wide visibility down to an individual who can access only a single file, application, service or URL. Access control permissions can be created for groups and support a powerful hierarchy capability (nested group) where groups inherit access permissions. Administration can be centralized or distributed, and performed locally or through a secure remote connection.

SmartGuard Appliances

V-ONE's SmartGuard VPN appliances are built on high-speed Intel processors and provide cost-effective solutions for information sharing.

SmartGuards are offered in two lines to meet the needs of small businesses, medium sized enterprises and large global organizations. SmartGuard Series I is comprised of the 1500, 4500, and 5500 models, all of which include a self-protecting firewall. SmartGuard Series II models 6000 and 9000 are both enterprise class devices that integrate SmartGate application layer software with certified stateful inspection firewall and IPSec functionality.

SmartGuard's advanced VPN capabilities include application layer security that allows firewall traversal without requiring end users to make network configuration changes and optional IPSec tunneling. This innovative combination of application level and network security allows site-to-site protection as well as the ability to extend security to mobile users and business partners who require extranet access. SmartGuard solutions are manageable from a single PC, directly or via remote access.

The optional web accessible SmartGuard Command Center allows remote management of a fully meshed network for large scale enterprise class solutions. The ability to easily monitor, manage and control thousands of tunnels in a large VPN network from a simple graphical interface is targeted for complex enterprise and service provider implementations.

CUSTOMER SERVICE AND SUPPORT

V-ONE provides Tier 1 customer support service to direct customers and Tier 2 support service to its channel partners. V-ONE's Customer Care group provides standard response services and optional enhanced services for large implementations, including Extended Support and Rapid Response Support. Standard service provides live telephone and on-line support between 8:30 A.M. and 5:00 P.M. Eastern Standard Time during V-ONE's normal business days. In addition, V-ONE provides a toll-free callback system for customers who need service during non-standard hours. On-call support engineers provide telephone support during non-standard hours. Extended Support provides 24x7 coverage with standard response times. Rapid Response is 24x7 with shorter response windows.

V-ONE's expert sales engineering group also provides critical customer support throughout the pre-sales and implementation process, and is available for assistance in support situations and enhancement engagements.

PRODUCT DEVELOPMENT

V-ONE has assembled a team of engineers with experience in the fields of software development, network systems design, security standards, Internet protocols and network management software. In addition to having the ability to build complex software, V-ONE's engineering team has the skills and experience to deliver turnkey appliance solutions.

V-ONE believes that strong product development capabilities are essential to its strategy of enhancing its core technology, developing and incorporating additional functions and maintaining the competitiveness of its product offerings. V-ONE's research and development process is driven by market demand, availability of new technology, evolution of Internet and security standards and customer feedback. V-ONE's technology is its primary strength and it is critical that V-ONE's products continue to evolve to meet the needs of the market. V-ONE continues to develop new releases of SmartGate, its enterprise class client/server software, and the SmartGuard appliance product line, including the Command Center management tool.

V-ONE also provides secure wireless communication solutions with its current technology. The Company intends to continue to develop this capability to meet the anticipated demand for wireless LAN security and the increasing implementation of mobile devices in the enterprise and government sectors.

MARKETING AND BUSINESS DEVELOPMENT

The Company believes that the future success of the V-ONE product offerings will depend on the Company's ability to execute a sharply focused sales and marketing strategy. To date, the Company has had success in the government sector and plans to expand its marketing efforts in the government sector and to the commercial sector.

Similar to many other companies in the security sector, recent softness in commercial IT spending and delays in government spending have adversely affected V-ONE's growth performance. However, the Company has gained market share in federal, state and local law enforcement and vertical market segments that require advanced security technology products to meet the needs of complex distributed network environments that must share information among disparate information assets.

V-ONE has a growing installed customer base in federal, state and local law enforcement. Successful law enforcement installations include the Department of Justice's RISS program, the FBI's LEO and InfraGard programs, the Gateway ISI Joint Terrorist Task Force program, the Congressionally funded first responders DMI-Services program, as well as installations with the Department of Defense. Through its channel partners, the Company is gaining access to new customer accounts in both government and commercial enterprises.

Government Markets

V-ONE's strongest component of revenue growth is in the law enforcement sector based in part upon homeland security requirements. V-ONE security products have become the "de facto standard" for the Department of Justice "as is" network architecture for the FBI LEO, RISS and DMI-Services programs. V-ONE secures the backbone of the newly combined LEO/RISS information sharing networks that are critical to meeting strategic homeland security needs. DMI-Services, a Marine Corp/FEMA initiative, was added to this growing network during 2002, with expansion in 2003 under the Department of Homeland Security. This network provides secure access to proprietary databases across federal, state and local government on a controlled "need to know" basis. In addition, order flow from the U.S. Department of Defense and other U.S. civil agencies has increased, including maintenance orders and new product licenses for the General Services Administration, U.S. Agency for International Development (USAID), National Security Agency (NSA), Military Traffic Management Command (MTMC), Defense Security Service (DSS), Office of Inspector General, U.S. Navy Undersea Warfare Laboratory, Defense Threat Reduction Agency (DTRA), and others.

Commercial Markets

V-ONE has identified financial services, healthcare and transportation as target vertical markets, and is also pursuing the wireless and satellite segments within these markets. V-ONE is working through a targeted group of technologically sophisticated channel partners. V-ONE's products are generating revenue through the Company's channel programs in North America and Europe. The expansion of the functionality of the SmartGuard appliance portfolio plays an important role in building V-ONE's channel program, allowing V-ONE to better address the enterprise market with "drop in" solutions for remote offices, corporate campuses, WLAN gateways, and high-availability requirements.

Satellite Market

To address a critical enterprise need for secure VPN satellite communication, V-ONE introduced SmartSAT, a program for users and resellers of satellite IP data communications services. SmartSAT is built upon SmartGate application layer security technology that can overcome long-standing performance problems associated with satellite circuit propagation delays. Satellite communications are a significant potential opportunity for VPN application; however, realizing acceptable performance from a VPN over satellite is a long-standing problem for IPSec VPN implementations. V-ONE application layer security technology overcomes performance problems experienced by IPSec implementations. In 2003, Hughes Network Systems certified V-ONE VPN solutions as the first VPN solution approved for secure communications over its satellite networks.

COMPETITION

The market for network security products is highly competitive, and V-ONE expects competition to intensify in the future. V-ONE competes principally on the basis of product security, breadth of remote client support, speed of implementation, scalability and cost-effectiveness. The Company believes that it competes favorably on the basis of these factors.

V-ONE participates in the VPN appliance and software market segments. Competitors in these markets include:

- site-to-site IPSec security appliance and network security systems suppliers such as SonicWall, Inc., WatchGuard Technologies Inc. and Juniper Networks, Inc. (formerly NetScreen Technologies, Inc.);
- firewall and VPN software vendors such as Check Point Software Technologies Ltd.;
- network equipment manufacturers such as Cisco Systems, Inc., Nokia Corporation and Nortel Networks Corporation;
- remote client vendors such as SafeNet, Inc. and Certicom Corporation;
- suppliers that provide secure extranet solutions such as Aventail Corporation and Symantec Corporation; and
- VPN management vendors such as SmartPipes, Inc.

The Company believes it maintains a distinct competitive advantage over other providers by securing networks at the application level with powerful yet precise user access controls. This functionality enables V-ONE to serve the complex requirements of the large enterprise market where secure information sharing across organizational boundaries and partner extranet communications are required.

BACKLOG AND CUSTOMERS

The Company's customers order on an as-needed basis. The Company has typically been able to ship products within 30 days after a customer submits a firm purchase order. The Company does not generally maintain long-term contracts with its customers that require customers to purchase its products. Accordingly, the Company has not maintained and does not anticipate maintaining a backlog with the exception of long-term service contracts.

SUPPLY SOURCES

Components used in the Company's network security products consist primarily of computer diskettes and CD's purchased from commercial vendors. Components used in the Company's SmartGuard Appliance products and turnkey SmartWall products consist primarily of off-the-shelf computers, memory, displays, power supplies and third-party peripherals (such as hard drives and network interface cards).

The Company has agreements with at least two vendors for each of its parts and components. However, the Company orders most of its parts and components from a single vendor to maintain quality control and enhance working relationships. The Company uses smart card readers manufactured by two contract manufacturers based on the Company's design specifications. The Company has outsourced to hardware fulfillment companies its hardware and hardware integration requirements.

While the Company believes that alternative sources of supply could be obtained, the Company's inability to develop alternative sources if and as required in the future could result in delays or reductions in product shipments that could have a material adverse effect on the Company's ability to meet delivery schedules.

REGULATION AND GOVERNMENT CONTRACTS

The Company's information security products are subject to the export restrictions administered by the U.S. Department of Commerce, which permit the export of encryption products only with the required level of export license. U.S. export laws prohibit the export of encryption products to a number of hostile countries. Although to date the Company has been able to secure all required U.S. export licenses, there can be no assurance that the Company will continue to be able to secure such licenses in a timely manner in the future, or at all.

In certain foreign countries, the Company's distributors are required to secure licenses or formal permission before encryption products can be imported. To date, except for certain limited cases, the Company's distributors have not been denied permission to import the Company's products.

PATENTS, PROPRIETARY TECHNOLOGY, TRADEMARKS AND LICENSES

The Company's success and ability to compete are substantially dependent upon internally developed technology and expertise. V-ONE has received eight patents that expire over a period between 2014 and 2017. The patents cover critical aspects of V-ONE technology, including ease of use advantages gained by quick client deployment, expandability and management features. The Company's stylized "V-ONE," the phrase "Security for a Connected World," and the Company's "SmartGate" and "SmartGuard" products and certain other products are the subject of U.S. and foreign tradename and trademark filings. Prosecution of these patent applications and any other patent applications that the Company may subsequently determine to file may require the expenditure of substantial resources. The issuance of a patent from a patent application may take 24 months or longer. There can be no assurance that the Company's technology will not become obsolete while the Company's applications for patents are pending. There also can be no assurance that any pending or future patent application will be granted, that any future patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. The Company has pursued patent protection outside of the United States for the technology covered by the most recently filed patent applications. There can be no assurance that any such protection will be granted or, if granted, that it will adequately protect the covered technology.

The Company's success is also dependent in part upon its proprietary software technology. There can be no assurance that the Company's trade secrets or non-disclosure agreements will provide meaningful protection for its proprietary technology and other proprietary information. In addition, the Company relies on "shrink wrap" license agreements that are not signed by the end user to license the Company's products and, therefore, may be unenforceable under the laws of certain jurisdictions. Further, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or that its technology will not infringe upon patents, copyrights or other intellectual property rights owned by others.

Further, the Company may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in foreign markets, and technology manufactured or sold abroad may not be protectable in jurisdictions in circumstances where protection is ordinarily available in the United States.

The Company believes that, due to the rapid pace of technological innovation for network security products, the Company's ability to establish and, if established, maintain a position of technology leadership in the industry is dependent more upon the skills of its development personnel than upon legal protections afforded its existing or future technology.

As the number of security products in the industry increases and the functionality of these products further overlaps, software developers may become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. The Company also may desire or be required to obtain licenses from others to effectively develop, produce and market commercially viable products. Failure to obtain those licenses could have a material adverse effect on the Company's ability to market its software security products. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, that the patents underlying such licenses will be valid and enforceable or that the proprietary nature of the unpatented technology underlying such licenses will remain proprietary.

There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights. Although the Company is not currently the subject of any material intellectual property litigation, litigation involving other software developers, including companies from which the Company licenses certain technology, could have a material adverse affect on the Company's ability to develop new technologies and deliver products in its current suite of network security products.

EMPLOYEES

As of February 27, 2004, the Company had 24 full-time employees, 1 part-time employee and 1 consultant. Of these individuals, 11 were in sales and marketing, 8 were in research and product development, and 7 were in administration. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF COMMON STOCK

V-ONE operates in a rapidly changing environment that involves numerous risks, some of which are beyond V-ONE's control. The following discussion addresses risks V-ONE believes to be material to its business and operations. Readers should carefully consider the following risk factors before purchasing Common Stock of V-ONE. Readers are also referred to other documents filed by V-ONE with the Securities and Exchange Commission ("SEC"), which may identify important risk factors for V-ONE.

V-ONE's Losses and Accumulated Deficit Could Affect Profitability and Market Acceptance of V-ONE's Products. As of December 31, 2003, V-ONE had an accumulated deficit of approximately $66,514,000. V-ONE is implementing a turnaround business plan, which management believes will enable V-ONE to achieve profitable operating results in the future. V-ONE may not, however, achieve or sustain profitability or significant revenues in the short run. To address these risks, V-ONE must, among other things, continue its emphasis on research and development, successfully execute and implement its marketing strategy, respond to competitive developments and seek to attract and retain talented personnel. V-ONE may be unable successfully to address these risks and the failure to do so could affect V-ONE's ability to fully implement its marketing strategy and achieve profitability and may have a material adverse effect on the market acceptance of V-ONE's products. V-ONE was founded in February 1993 and introduced its first product in December 1994. Accordingly, V-ONE did not generate any significant revenues until 1995 when it commenced sales of its firewall product and introduced its SmartGate client/server system. Revenues for the years 1999, 2000, 2001, 2002 and 2003 were approximately $4,966,000, $4,554,000, $4,990,000, $3,553,000 and $4,003,000, respectively. Losses attributable to holders of Common Stock for the years 1999, 2000, 2001, 2002 and 2003 were approximately $9,952,000, $9,232,000, $9,911,000, $6,335,000 and $1,392,000, respectively. V-ONE's results of operations in recent periods may not be an accurate indication of future results of operations in light of the evolving nature of the network security market and the uncertainty of the demand for Internet and intranet products in general and V-ONE's products in particular.

Operating Levels Will be Affected by V-ONE's Need for Additional Capital. V-ONE's cash used in operating activities was approximately $29,000 in fiscal 2003, an average "burn rate" of approximately $2,400 a month. Notwithstanding acceptance of V-ONE's security concepts and critical acclaim for its products, there can be no assurance that the consummation of sales of V-ONE's products to existing customers or proposed agreements with potential customers will generate timely or sufficient revenue for V-ONE to cover its cost of operations and meet its cash flow requirements. Accordingly, V-ONE may not have the funds needed to sustain operations during 2004, and its audited financial statements are presented subject to a "going concern" opinion. The Company is seeking to expand its current banking relationships to explore alternatives to preserve its operations and maximize stockholder value, including potential strategic partnering relationships, a business combination with a strategically placed partner, or a sale of the Company.

The Company's annual report on Form 10-K for the fiscal year ended December 31, 2002 was initially filed with unaudited financial statements in lieu of audited financial statements and without a Report of Independent Auditors because the audit was not completed in time to include audited financial statements and a Report of Independent Auditors. In addition, the Company's quarterly reports on Form 10-Q for the first three quarters of 2003 were initially filed with financial statements that had not been reviewed by the Company's auditors. This action caused the Company's stock to be transferred from the OTCBB to the "Pink Sheets" as reported by the National Quotation Bureau, Inc. as of May 29, 2003 with no change in its ticker symbol. In January 2004, Aronson & Company completed the 2002 audit and its review of the Company's financial statements for the first three quarters of 2003. The Company promptly filed with the Securities and Exchange Commission an amended annual report on Form 10-K for 2002 containing audited financial statements and amended quarterly reports on Form 10-Q for the first three quarters of 2003 containing reviewed financial statements.

In July 2002, the Company took steps to reduce expenses by implementing a reduced work week designed to ensure that customers' requirements were met without jeopardizing the Company's workforce. The Company effected additional staff reductions in January 2003 and implemented a four day work week, further reducing expenses. The Company returned its staff to a full work week effective February 1, 2004 to meet engineering enhancements required for existing customers and to introduce its products to a broader customer base. For the immediate future, V-ONE will focus on existing and potential customers in the government sector, targeted marketing operations to commercial accounts and continued minimization of general and administrative expenditures. V-ONE may not be successful in further reducing operating levels without jeopardizing the ability to serve existing customers or grow its business base. In February 2004, V-ONE completed a private placement of 7% Subordinated Convertible Notes with detachable warrants for an aggregate of $1,200,000, which resulted in net proceeds to V-ONE of $1,065,690. V-ONE believes that to maintain operations for any extended period of time it must generate revenue from existing and new customers, raise additional capital or undergo a significant strategic transformative event. The Company's ability to reach and sustain profitability is dependent on its ability to generate sufficient cash flow to meet its obligations and needs on a timely basis or to obtain additional funding.

Sales to Government Agencies Constitute a Significant Percentage of V-ONE's Revenue and Are Subject to Various Policies and Lengthy Testing Periods That Expose V-ONE to Financial Risks. No government agency or department has an obligation to purchase products from V-ONE in the future and the government may terminate its contracts without cause. Moreover, sales to and contracts with government agencies are subject to reductions or delays in funding, risks of disallowance of costs upon audit, changes in government procurement policies, the necessity to participate in competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of such parties to perform under their contracts. In addition, product implementation in government sales may be subject to extended periods of rigorous validation testing and a lengthy approval process by government agencies and bureaus within an agency. Such testing and approval may delay contract awards and payments to V-ONE under such contracts. V-ONE estimates that for the fiscal year ended December 31, 2003, sales to the U.S. government constituted approximately 67% of its revenue. V-ONE expects to derive a significant amount of its revenue in 2004 from sales to government agencies.

Continued Market Acceptance of SmartGate, SmartGuard and SmartWall is Not Guaranteed. V-ONE currently generates most of its product revenues from its software, SmartGate, and hardware, SmartGuard and SmartWall, products. SmartGate, SmartGuard and SmartWall have met with a favorable degree of market acceptance. The percentage of total revenue for software and hardware, respectively, was 50.0% to 23.6% for 2001, 47.4% to 9.9% for 2002 and 59.6% to 2.0% for 2003. However, SmartGate, SmartGuard or SmartWall may not continue to be accepted in the future. In addition, any or all of V-ONE's other current or future products could fail to win market acceptance.

Risks of Competition Could Affect V-ONE's Market Share. V-ONE faces intense competition in all of its market segments. The market for network security products is very competitive and V-ONE expects competition to intensify in the future. There can be no assurance that V-ONE's products will command a significant share of the network security market. Many of V-ONE's competitors have significantly greater resources, generate higher revenue and have greater name recognition than V-ONE. There can be no assurance that V-ONE's competitors will not develop products that are superior to those developed by V-ONE or adapt more quickly than V-ONE to new technologies or evolving industry trends. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could have a material adverse effect on V-ONE's revenue stream. There is no assurance that V-ONE will be able to compete effectively against current or future competitors.

Risk of Errors, Failures and Product Liability Could Affect Market Acceptance of V-ONE's Products. The complex nature of V-ONE's software products can make the detection of errors or failures difficult when products are introduced. If errors or failures are subsequently discovered, this may result in delays, lost revenues, lost customers during the correction process, damage to V-ONE's reputation and claims against it. A malfunction or the inadequate design of V-ONE's products could result in tort or warranty claims. V-ONE generally attempts to reduce the risk of such losses to itself and to the companies from which it licenses technology through warranty disclaimers and liability limitation clauses in its license agreements. V-ONE may not have obtained adequate contractual protection in all instances or where otherwise required under agreements it has entered into with others. In addition, these measures may not be effective in limiting V-ONE's liability to end users and to the companies from which V-ONE licenses technology. V-ONE currently has liability insurance. However, V-ONE's insurance coverage may not be adequate and any product liability claim against V-ONE for damages resulting from security breaches could be substantial. In addition, a well-publicized actual or perceived security breach could adversely affect the market's perception of security products in general or V-ONE's products in particular.

Risks of Changes in Technology and Industry Could Affect Demand for V-ONE's Products. The network security industry is characterized by rapid changes, including evolving industry standards, frequent new product introductions, continuing advances in technology and changes in customer requirements and preferences. Advances in techniques by individuals and entities seeking to gain unauthorized access to networks could expose V-ONE's existing products to new and unexpected attacks and require accelerated development of new products or enhancements to existing products. V-ONE may be unable to counter challenges to its current products. V-ONE's competitors may develop superior products and V-ONE's future products may not keep pace with technological changes implemented by competitors or persons seeking to breach network security. Its products may not satisfy evolving consumer preferences and V-ONE may not be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and improve current products in a timely fashion could result in a decrease in the demand for V-ONE's products and of V-ONE's market share.

Risk of Development Delays Could Affect V-ONE's Ability to Meet Delivery Schedules. V-ONE may experience delays in software development triggered by factors such as insufficient staffing or the unavailability of development related software, hardware or technologies. Further, when developing new software products, V-ONE's schedules may be altered as a result of changes to the product specifications in response to customer requirements, market developments, performance problems or V-ONE-initiated changes. When developing complex software products, the technology market may shift during the development cycle, requiring V-ONE either to enhance or change a product's specifications. All of these factors may cause a product to enter the market behind schedule, which may adversely affect market acceptance of the product or place it at a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay.

Risks Associated with Long Sales Cycle Make it Difficult to Predict Results. The sales cycle associated with V-ONE's products is likely to be lengthy due to a number of significant risks over which V-ONE has little or no control. As a result, V-ONE finds it difficult to predict quarterly results and order backlog, if any, at the beginning of any period. As a result, product revenues in any period will be substantially dependent on orders booked and registered in that period.

Adverse Economic Impact of a Slow Global Economy Could Impair V-ONE's Revenues. A slow global economy, as hampered by the events of September 11, 2001, has created an uncertain international economic environment, and management cannot predict the impact of any future terrorist acts or any related military action on V-ONE's customers or their businesses. In particular, V-ONE's commercial customers could be negatively affected by the sluggish international economy. Although management believes that spending on security products will increase as a result of these events, if businesses curtail or eliminate capital spending on information technology, or if downturns in the Internet infrastructure and related markets continue, businesses may delay or cancel orders for security products which could result in reduced or cancelled orders for V-ONE's products. In addition, these uncertain economic times could cause longer sales cycles, payment delays and price pressure, and consequently, V-ONE may not meet its financial forecast..

Market Volatility Could Affect V-ONE's Stock Price. The market price of V-ONE's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products by V-ONE or its competitors and changes in financial estimates by securities analysts or other events. Moreover, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many technology companies and that has often been unrelated and disproportionate to the operating performance of such companies. Broad market fluctuations as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of V-ONE's Common Stock.

V-ONE Depends on Key Personnel Who Would be Difficult to Replace. V-ONE's success depends, to a large extent, upon the performance of its senior management and its technical, sales and marketing personnel. The loss of key personnel or the inability to attract additional qualified personnel could materially and adversely affect V-ONE's results of operations and product development efforts. V-ONE has entered into an employment agreement with Margaret E. Grayson, its President and Chief Executive Officer, that provides for fixed terms of employment. However, V-ONE has not historically provided such types of employment agreements to its other employees. This practice may adversely affect V-ONE's ability to attract and retain the necessary technical, management and other key personnel.

Item 2. PROPERTIES

In 2002, the Company leased approximately 28,312 square feet of office space at 20250 Century Boulevard, Suite 300, Germantown, Maryland. The termination of this lease in February 2003 included a full release of future occupancy obligations of the Company for these premises from the date of the lease termination. Beginning March 1, 2003, the Company began paying $325,000 due for unpaid rents during the term of occupancy, recorded as deferred rent, in equal monthly installments over two years. The Company entered into a new lease agreement effective March 1, 2003 for 9,635 square feet of office space at 20300 Century Boulevard, Suite 200, Germantown, Maryland under a lease agreement that terminates on February 28, 2008. The Company expects that this space will be sufficient for its needs through expiration of the lease.

Item 3. LEGAL PROCEEDINGS

On March 20, 2003, BSA SALES, INC. d/b/a BSA ("BSA") filed a complaint against the Company in the Court of Common Pleas in the County of Greenville, South Carolina, alleging breach of contract for failure to pay disputed fees and seeking damages of a maximum of $75,000. The fees relate to the early termination of a contract by the Company for BSA's non-performance under the contract. The parties proceeded to arbitration as required by the state of North Carolina, but were unsuccessful in settling the matter. Discovery is in the early stages and the likelihood of an unfavorable outcome or the likely amount associated therewith cannot be estimated. The Company intends to vigorously defend its position in this matter.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the quarter ended December 31, 2003.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock was traded in the Nasdaq National Market from the Company's IPO on October 24, 1996 through September 3, 1999 when it was transferred to the Nasdaq SmallCap Market. The Company was not able to satisfy the minimum listing requirements for continued listing on the Nasdaq SmallCap Market and on October 18, 2002, its stock was removed from the Nasdaq SmallCap Market and began trading on the OTCBB. The transfer to the OTCBB was effected without interruption in the trading market for the Company's securities.

On May 29, 2003, the Company's stock was transferred from the OTCBB to the "Pink Sheets" as reported by the National Quotation Bureau, Inc. due to the Company's inability to include audited financial statements with its annual report on Form 10-K for 2002 and reviewed financial statements with its quarterly reports on Form 10-Q for 2003. This transfer resulted in no change to the Company's ticker symbol, which remains VONE. In January 2004, Aronson & Company completed the 2002 audit and its review of the Company's financial statements for the first three quarters of 2003. The Company promptly filed with the Securities and Exchange Commission an amended annual report on Form 10-K for 2002 containing audited financial statements and amended quarterly reports on Form 10-Q for the first three quarters of 2003 containing reviewed financial statements.

The following table sets forth the high and low prices of the Company's Common Stock for each quarter during the two-year period ended December 31, 2003. Prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2003	High	Low
First Quarter	$ 0.23	$ 0.08
Second Quarter	$ 0.20	$ 0.11
Third Quarter	$ 0.21	$ 0.10
Fourth Quarter	$ 0.42	$ 0.15

2002	High	Low
First Quarter	$ 1.47	$ 0.78
Second Quarter	$ 0.93	$ 0.50
Third Quarter	$ 0.33	$ 0.20
Fourth Quarter	$ 0.40	$ 0.13

According to records of the Company's transfer agent, the Company had approximately 214 record holders on February 27, 2004. Because brokers and other institutions hold many of such shares on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

The Company has never declared or paid cash dividends on its Common Stock. The Company anticipates that all of its net earnings, if any, will be retained for use in its operations and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Payments of future cash dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and restrictions on the payment of dividends as required by the terms of the Company's 8% Secured Convertible Notes, 7% Subordinated Convertible Notes and Series C and Series D Preferred Stock, as discussed in Note 6 to the financial statements beginning on page 30 of this Annual Report on Form 10-K.

The information regarding securities authorized for issuance under equity compensation plans is incorporated by reference from the "Equity Compensation Plans" section of the proxy statement for the Company's annual meeting of stockholders to be held on May 13, 2004.

Item 6. SELECTED FINANCIAL DATA

The selected financial data set forth below with respect to the Company's Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and balance sheets as of December 31, 2002 and 2003 are derived from the audited financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The following financial data as of December 31, 1999 and 2000 and for each of the years ended December 31, 1999 and 2000 are derived from audited financial statements of the Company not included in this Annual Report on Form 10-K. The financial data set forth below should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Statement of Operations Data:	1999	2000	2001	2002	2003
	Year Ended December 31,				
Revenues:					
Products	$ 3,427,422	$ 3,356,086	$ 3,669,817	$ 2,033,413	$ 2,466,178
Consulting and services	1,538,258	1,197,544	1,320,345	1,519,613	1,536,748
Total revenues	4,965,680	4,553,630	4,990,162	3,553,026	4,002,926
Cost of revenues:					
Products	973,866	441,752	824,305	190,262	170,463
Consulting and services	328,333	278,327	509,570	293,363	94,545
Total cost of revenues	1,302,199	720,079	1,333,875	483,625	265,008
Gross profit	3,663,481	3,833,551	3,656,287	3,069,401	3,737,918
Operating expenses:					
Research and development	2,848,955	3,440,397	4,009,889	2,720,321	1,065,020
Sales and marketing	6,491,987	6,041,926	4,891,170	3,028,590	1,407,160
General and administrative	3,118,829	3,517,068	2,537,103	2,220,138	1,493,822
Total operating expenses	12,459,771	12,999,391	11,438,162	7,969,049	3,966,002
Operating loss	(8,796,290)	(9,165,840)	(7,781,875)	(4,899,648)	(228,084)
Other (expense) income:					
Interest expense	(676,443)	(25,945)	(11,560)	(744,818)	(217,669)
Interest income	164,841	329,770	249,575	16,833	5,256
Other (expense) income	-	-	1,306,582	(7,558)	(9,153)
Total interest (expense) income	(511,602)	303,825	1,544,597	(735,543)	(221,566)
Net loss before extraordinary item	(9,307,892)	(8,862,015)	(6,237,278)	(5,635,191)	(449,650)
Extraordinary item - early extinguishment of debt	(372,052)	-	-	-	-
Net loss	(9,679,944)	(8,862,015)	(6,237,278)	(5,635,191)	(449,650)
Dividend on preferred stock	272,245	369,979	741,245	699,901	942,056
Deemed dividend on preferred stock	-	-	2,932,023	-	-
Loss attributable to holders of common stock	$ (9,952,189)	$ (9,231,994)	$ (9,910,546)	$ (6,335,092)	$ (1,391,706)
Basic and diluted loss per share					
Loss before extraordinary item	$ (0.57)	$ (0.44)	$ (0.44)	$ (0.25)	$ (0.05)
Net loss attributable to holders of common stock	$ (0.59)	$ (0.44)	$ (0.44)	$ (0.25)	$ (0.05)
Weighted average number of common shares outstanding	16,938,205	20,871,076	22,576,188	25,230,360	27,142,148

The accompanying notes are an integral part of these financial statements.

Balance Sheet Data:	1999	2000	2001	2002	2003
Working capital (deficit)	$6,629,846	$1,591,967	$2,164,448	($2,068,409)	($1,931,331)
Total assets	9,775,436	5,450,618	4,732,324	972,082	885,471
Long-term debt, less current portion	119,746	47,803	-	32,831	85,822
Series B Convertible Preferred Stock	1,288	1,288	-	-	-
Series C Redeemable Preferred Stock	335	55	43	43	43
Series D Convertible Preferred Stock	-	-	3,675	3,021	3,021
Total shareholder's equity	7,841,603	2,721,581	2,882,367	($1,691,750)	($1,857,874)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

All forward-looking information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations is based on management's current knowledge of factors affecting the Company's business. The Company's actual results may differ materially if these assumptions prove invalid. Significant factors, while not all inclusive, are:

- The possibility of increasing competition in the Company's market place.
- The potential for changes in technology and industry.
- The risks associated with long sales cycles and inability to predict quarterly results.

See pages 12 through 15 for a more detailed discussion of the factors that may affect the Company's business.

OVERVIEW

The Company generates revenues primarily from software licenses and the sale of hardware products and, to a lesser extent, consulting and related services. The Company anticipates that revenues from software and hardware products will continue to be the principal source of the Company's total revenues. The Company does not have any off balance sheet arrangements or significant transactions with related parties.

CRITICAL ACCOUNTING POLICIES

V-ONE considers certain accounting policies related to revenue recognition, capitalized software development costs and valuation of accounts receivable to be critical policies due to the estimation processes involved in each.

Revenue Recognition
V-ONE's revenue recognition policy is critical because revenue is a key component of the Company's results of operations. The Company follows very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of the Company's revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from quarter to quarter and could result in future operating losses.

Capitalized Software Development Costs
V-ONE's policy on capitalized software costs determines the timing of the Company's recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or cost of license fees. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization.

Valuation of Accounts Receivable
V-ONE maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of V-ONE's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

RESULTS OF OPERATIONS

The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:

	Year ended December 31,		
	2001	2002	2003
Revenues:			
Products	73.5 %	57.2 %	61.6 %
Consulting and services	26.5	42.8	38.4
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Products	16.5	5.4	4.2
Consulting and services	10.2	8.3	2.4
Total cost of revenues	26.7	13.6	6.6
Gross profit	73.3	86.4	93.4
Operating expenses:			
Research and development	80.4	76.6	26.6
Sales and marketing	98.1	85.2	35.2
General and administrative	50.8	62.5	37.3
Total operating expenses	229.3	224.3	99.1
Operating loss	(156.0)	(137.9)	(5.7)
Other income (expense):			
Interest expense	(0.2)	(17.9)	(5.4)
Interest income	5.0	0.5	0.1
Other income	26.2	(0.2)	(0.2)
Total other income (expense)	31.0	(17.7)	(5.5)
Net loss	(125.0)	(155.6)	(11.2)
Dividends on preferred stock	14.9	19.7	23.5
Deemed dividends on preferred stock	58.7	-	-
Loss attributable to holders of Common Stock	(198.6) %	(175.3) %	(34.8) %

COMPARISON OF FISCAL 2003 AND 2002

Revenues

Total revenues increased to approximately $4,003,000 in 2003 from approximately $3,553,000 in 2002. Product revenues are derived principally from software licenses and the sale of hardware products. Product revenues increased to approximately $2,466,000 in 2003 from approximately $2,033,000 in 2002. The increase in product revenues from 2002 to 2003 was due principally to an increase in the number of licenses sold of the Company's SmartGate product.

Consulting and services revenues are derived principally from fees for services complementary to the Company's products, including consulting, maintenance and training. Consulting and services revenues increased to approximately $1,537,000 in 2003 from approximately $1,520,000 in 2002.

Costs of Revenues

Total costs of revenues as a percentage of total revenues were 6.6% and 13.6% in 2003 and 2002, respectively. The percentage decrease of 7.0% is comprised of lower costs of product revenue, which decreased to 4.3% in 2003 from 5.4% in 2002 and lower costs of consulting and services revenue, which decreased to 2.4% of total revenues in 2003 from 8.2% of total revenues in 2002.

Costs of product revenue consist principally of the costs of computer hardware, licensed technology, manuals and labor associated with the distribution and support of the Company's products and shipping costs. Costs of product revenue decreased to approximately $170,000 in 2003 from approximately $190,000 in 2002, a decrease of $20,000. Costs of product revenue as a percentage of product revenues were 6.9% and 9.4% for 2003 and 2002, respectively. The dollar and percentage decreases in 2003 over 2002 were attributable primarily to a higher mix of SmartGate software licenses (increased $668,000 or 11.2% of total revenues), which have lower costs of revenues when compared to Smartwall and turnkey hardware systems..

Costs of consulting and services revenue consist principally of personnel and related costs incurred in providing consulting, support and training services to customers. Costs of consulting and services revenue decreased by $198,000 to approximately $95,000 in 2003 from $293,000 in 2002, due primarily to product enhancements enabling a reduction in staff hours needed to provide help desk and onsite customer support and a lower proportion of support required for third-party firewall maintenance contracts. Costs of consulting and services revenue as a percentage of consulting and services revenues were 6.1% and 19.3% for 2003 and 2002, respectively.

Operating Expenses

Research and Development -- Research and development expenses consist principally of the costs of research and development personnel and other expenses associated with the development of new products and enhancement of existing products. Research and development expenses decreased to approximately $1,065,000 in 2003 from approximately $2,720,000 in 2002. Research and development expenses as a percentage of total revenues were 26.6% and 76.6% in 2003 and 2002, respectively. The dollar and percentage decreases in 2003 over 2002 of approximately $1,655,000 and 60.8%, respectively, were primarily due to decreases in the costs of personnel of approximately $1,340,000 resulting from a reduced work week and reduction in staff of 6 employees, in consulting services of approximately $136,000, in lower rent expense of $79,000 and in depreciation expense of $124,000, partially offset by an decrease in allocation to cost of sales of $79,000. The Company believes that a continuing commitment to research and development is required to remain competitive. Accordingly, if cash resources allow, the Company intends to allocate substantial resources to research and development, but research and development expenses may vary as a percentage of total revenues.

Sales and Marketing -- Sales and marketing expenses consist principally of the costs of sales and marketing personnel, advertising, promotions and trade shows. Sales and marketing expenses decreased to approximately $1,407,000 in 2003 from approximately $3,029,000 in 2002. Sales and marketing expenses as a percentage of total revenues were 35.2% and 85.2% in 2003 and 2002, respectively. The dollar decrease of $1,622,000 and percentage decrease of 53.5% in 2003 from 2002 were principally due to lower costs of personnel (decreased $889,000 or 22.2% of total revenues), lower levels of advertising and promotion expenses (decreased $141,000 or 3.5% of total revenues), lower costs of travel (decreased $85,000 or 2.1% of total revenues), lower costs of consulting (decreased $189,000 or 40.7% of total revenues), lower depreciation expense (decreased $84,000 or 2.1% of total revenues), lower rent expense (decreased $60,000 or 1.5% of total revenues) and lower bad debt expense (decreased $105,000 or 2.6%) in 2003 over 2002.

General and Administrative -- General and administrative expenses consist principally of the costs of finance, management and administrative personnel and facilities expenses. General and administrative expenses decreased to approximately $1,494,000 in 2003 from approximately $2,220,000 in 2002. General and administrative expenses as a percentage of total revenues were 37.3% and 62.5% in 2003 and 2002, respectively. The decrease in expense in 2003 resulted from lower costs of personnel (decreased $427,000 or 10.7% of total revenues), lower costs of directors and officers insurance (decreased $155,000 or 3.9% of total revenues), lower bad debt expense (decreased $50,000 or 1.2% of total revenues) and lower rent expense (decreased $47,000 or 1.0% of total revenues), partially offset by higher costs of consulting (increased $42,000 or 1.0% of total revenues) in 2003 compared with 2002.

Other Income (Expense) -- Other income (expense) represents interest income and expense and other income. Interest income represents interest earned on cash, cash equivalents and marketable securities. Interest income was approximately $5,000 in 2003 compared to $17,000 in 2002. Interest income was derived primarily from interest earned on the proceeds from the Company's private placements of securities. Interest expense represents interest payable or accreted on promissory notes and capitalized lease obligations. Interest expense decreased to $218,000 in 2003 from approximately $745,000 in 2002, of which approximately $36,000 was for recognition of a beneficial conversion feature on the Company's 8% Secured Convertible Notes, discussed below, $62,000 for accrued interest on the 8% Secured Convertible Notes, $69,000 for amortization of deferred financing costs and $51,000 for amortization of the fair market value of warrants associated with the 8% Secured Convertible Notes.

Income Taxes -- The Company did not recognize income tax benefit in fiscal years ending December 31, 2003 and 2002 from the net loss incurred during those periods as the realization of such benefit is not likely. As of December 31, 2003, the Company had net operating loss carry forwards of approximately $59,100,000 as a result of net losses incurred since inception. These net losses result in a future tax benefit of $22,951,000 (which is not reflected in the financial statements), which can be used to offset any future taxable income.

Dividends on Series C and D Preferred Stock -- The Company accrued approximately $942,000 for dividends on the Series C and Series D Preferred Stock during 2003 and approximately $700,000 for dividends on the Series C and Series D Preferred Stock during 2002.

Recorded Debt Discount Relating to 8% Secured Convertible Notes -- In 2002, upon the issuance of 8% Secured Convertible Notes ("8% Notes"), the Company recorded a debt discount of approximately $185,000 in accordance with the accounting requirements for a beneficial conversion feature on the 8% Notes. The Company will record interest expense upon conversion of the 8% Notes as a result of the embedded conversion feature. The additional interest expense is not recorded until conversion because the 8% Notes contain a contingency that does not permit the number of shares to be received upon conversion to be calculated until conversion occurs. During 2003, holders converted $110,000 in principal of the 8% Notes into shares of Common Stock. As of December 31, 2003, $695,000, or 59% of the principal of the

8% Notes, had been converted into shares of Common Stock. Upon such conversion, the Company recorded $161,000 in interest expense.

COMPARISON OF FISCAL 2002 AND 2001

Revenues

Total revenues decreased to approximately $3,553,000 in 2002 from approximately $4,990,000 in 2001. Product revenues are derived principally from software licenses and the sale of hardware products. Product revenues decreased to approximately $2,033,000 in 2002 from approximately $3,670,000 in 2001. The decrease in product revenues from 2001 to 2002 was due principally to recognition of revenue in 2001 of approximately $1,236,000 under the Company's Licensing and Distribution Agreement with Citrix Systems, Inc., recorded as sales of the Company's SmartGate product.

Consulting and services revenues are derived principally from fees for services complementary to the Company's products, including consulting, maintenance and training. Consulting and services revenues increased to approximately $1,520,000 in 2002 from approximately $1,320,000 in 2001.

Costs of Revenues

Total costs of revenues as a percentage of total revenues were 13.6% and 26.7% in 2002 and 2001, respectively. The percentage decrease of 13.1% is comprised of lower costs of product revenue, which decreased to 5.4% in 2002 from 16.5% in 2001 and lower costs of consulting and services revenue, which decreased to 8.2% of total revenues in 2002 from 10.2% in 2001.

Costs of product revenue consist principally of the costs of computer hardware, licensed technology, manuals and labor associated with the distribution and support of the Company's products and shipping costs. Costs of product revenue decreased to approximately $190,000 in 2002 from approximately $824,000 in 2001, a decrease of $634,000. Costs of product revenue as a percentage of product revenues were 9.4% and 22.5% for 2002 and 2001, respectively. The dollar and percentage decreases in 2002 over 2001 were attributable primarily to a higher mix of SmartGate software licenses and a lower proportion of turnkey systems and third-party firewall sales (decreased $498,000 or 14.0% of total revenues), which have higher costs of revenues when compared to SmartGate software licenses.

Costs of consulting and services revenue consist principally of personnel and related costs incurred in providing consulting, support and training services to customers. Costs of consulting and services revenue decreased by $217,000 to approximately $293,000 in 2002 from $510,000 in 2001, due primarily to a smaller portion of third-party products with proportionately higher support costs (decreased $171,000 or 4.8% of total revenues) and lower costs of training (decreased $53,000 or 1.5% of total revenues). Costs of consulting and services revenue as a percentage of consulting and services revenues were 19.3% and 38.6% for 2002 and 2001, respectively.

Operating Expenses

Research and Development -- Research and development expenses consist principally of the costs of research and development personnel and other expenses associated with the development of new products and enhancement of existing products. Research and development expenses decreased to approximately $2,720,000 in 2002 from approximately $4,010,000 in 2001. Research and development expenses as a percentage of total revenues were 76.6% and 80.4% in 2002 and 2001, respectively. The dollar and percentage decreases in 2002 over 2001 of approximately $1,290,000 and 32.2%, respectively, were primarily due to decreases in the costs of personnel of approximately $484,000 and in consulting services of approximately $465,000.

Sales and Marketing -- Sales and marketing expenses consist principally of the costs of sales and marketing personnel, advertising, promotions and trade shows. Sales and marketing expenses decreased to approximately $3,029,000 in 2002 from approximately $4,891,000 in 2001. Sales and marketing expenses as a percentage of total revenues were 85.2% and 98.1% in 2002 and 2001, respectively. The dollar decrease of $1,862,000 and percentage decrease of 38.1% in 2002 from 2001 were principally due to lower costs of personnel (decreased $417,000 or 11.7% of total revenues), lower levels of advertising and promotion expenses (decreased $348,000 or 9.8% of total revenues), lower costs of travel (decreased $160,000 or 4.5% of total revenues), and lower costs of consulting (decreased $380,000 or 10.7% of total revenues) in 2002 over 2001.

General and Administrative -- General and administrative expenses consist principally of the costs of finance, management and administrative personnel and facilities expenses. General and administrative expenses decreased to approximately $2,220,000 in 2002 from approximately $2,537,000 in 2001. General and administrative expenses as a percentage of total revenues were 62.5% and 50.8% in 2002 and 2001, respectively. The decrease in expense in 2002 resulted from lower costs of personnel (decreased $253,000 or 7.1% of total revenues), lower costs of consulting (decreased $120,000 or 3.4% of total revenues), partially offset by higher legal costs (increased $69,000 or 1.9% of total revenues) and higher costs of directors and officers insurance (increased $142,000 or 4.0% of total revenues) in 2002 compared with 2001. The increase in percentage of revenues of 11.7% consists of lower expenses of 12.5% and lower revenues of 28.8% for 2002.

Other Income (Expense) -- Other income (expense) represents interest income and expense and other income. Interest income represents interest earned on cash, cash equivalents and marketable securities. Interest income was approximately $17,000 in 2002 compared to $250,000 in 2001. Interest income was derived primarily from interest earned on the proceeds from the Company's private placements of securities. Interest expense represents interest payable or accreted on promissory notes and capitalized lease obligations. Interest expense increased from approximately $12,000 in 2001 to approximately $745,000 in 2002, of which approximately $102,000 was for recognition of a beneficial conversion feature on the Company's 8% Secured Convertible Notes, discussed below, $354,000 for amortization of deferred financing costs and $261,000 for amortization of the fair market value of warrants associated with the 8% Secured Convertible Notes. Other income in 2001 of approximately $1,307,000 represents the gain on the sale of the Company's 6.8% holding in the stock of NFR Security, Inc. (formerly Network Flight Recorder).

Income Taxes -- The Company did not recognize income tax benefits in fiscal years ending December 31, 2002 and 2001 from the net loss incurred during those periods as the realization of such benefit is not likely. As of December 31, 2002, the Company had net operating loss carry forwards of approximately $58,600,000 as a result of net losses incurred since inception. These net losses result in a future tax benefit of $22,913,000 (which is not reflected in the financial statements), which can be used to offset any future taxable income.

Dividends on Series C and D Preferred Stock -- The Company accrued approximately $741,000 for dividends on the Series C and Series D Preferred Stock during 2001, and approximately $700,000 for dividends on the Series C and Series D Preferred Stock during 2002.

Deemed Dividends on Series D Preferred Stock -- In 2001, the Company recorded deemed dividends of $2,932,000 on the Series D Preferred Stock, in accordance with the accounting treatment for convertible preferred stock with a beneficial conversion feature. The proceeds received in the transaction were first allocated between the convertible instrument and the Series D detachable warrant on a relative fair value basis. The difference between the fair market value of the Common Stock on the commitment date and the effective conversion price was recorded as a deemed dividend.

Recorded Debt Discount Relating to 8% Secured Convertible Notes -- In 2002, upon the issuance of 8% Notes, the Company recorded a debt discount of approximately $185,000 in accordance with the accounting requirements for a beneficial conversion feature on the 8% Notes. During 2002, the Company amortized approximately $173,000 of the discount to interest expense. Additionally, the Company will record interest expense upon conversion of the 8% Notes as a result of the embedded conversion feature. The additional interest expense is not recorded until conversion because the 8% Notes contain a contingency that does not permit the number of shares to be received upon conversion to be calculated until conversion occurs. As of December 31, 2002, holders had converted $585,000, or 49% of the principal of the 8% Notes, into shares of Common Stock. Upon such conversion, the Company recorded $102,000 in interest expense.

LIQUIDITY AND SOURCES OF CAPITAL

The Company's operating activities used cash of approximately $29,000, $3,167,000 and $7,771,000 in 2003, 2002 and 2001, respectively. In 2003, cash used in operating activities was principally a result of net losses. The decrease in cash used in operating activities in 2003 includes a decrease of $1,655,000 in engineering expenses, a reduction of approximately $2,347,000 in sales, marketing and general and administrative expenses, an increase in accounts receivable of $583,000, a decrease in deferred revenue of $91,000 and an increase in accounts payable of $85,000. In 2002, cash used in operating activities was principally a result of net losses. The decrease in cash used in operating activities in 2002 includes a decrease of $1,290,000 in engineering expenses, a reduction of approximately $2,180,000 in sales, marketing and general and administrative expenses, a decrease in accounts receivable of $622,000, a decrease in deferred revenue of $168,000 and an increase in accounts payable of $243,000.

Net capital expenditures for property and equipment were approximately ($3,000), $69,000 and $370,000 in 2003, 2002 and 2001 respectively. These expenditures have generally been for computer workstations and personal computers, office furniture and equipment, and leasehold additions and improvements. The capital expenditures decreases of approximately $76,000 and $301,000 in 2003 and 2002, respectively, were due primarily to conservation of funds. The Company made no capital expenditures in 2003. The Company's largest capital expenditures in 2002 were a telephone system at a cost of approximately $52,000 and replacement of a capital lease having an estimated annual cost of $77,000.

As of December 31, 2003, the Company's principal commitments consisted of obligations outstanding under two operating leases for copier equipment and the facility lease for its office space. In February 2003, the Company terminated its lease for office space at 20250 Century Boulevard, Suite 300, Germantown, Maryland. The termination included a full release of all occupancy obligations of the Company for these premises from the date of the lease termination. Beginning March 1, 2003, the Company began paying $325,000 due for unpaid rents during the term of occupancy, recorded as deferred rent, in equal monthly installments over two years. The Company entered into a new lease agreement effective March 1, 2003 for 9,635 square feet of office space at 20300 Century Boulevard, Suite 200, Germantown, Maryland under a lease agreement that terminates on February 28, 2008. V-ONE's current aggregate annual rent obligation is approximately $231,000 for 2004, $235,000 for 2005, $230,000 for 2006, $237,000 for 2007 and $40,000 for 2008.

In closings on July 23 and 26 and August 2, 2002, V-ONE issued 8% Secured Convertible Notes with detachable warrants for an aggregate principal amount of $1,188,000. The 8% Notes matured 180 days after issuance with an additional 180-day extension available at the option of the Company or the holders. The rate of interest payable during such extension of the 8% Notes is 10% per annum. The holders may convert their 8% Notes at any time into the Company's Common Stock at a conversion price equal to the greater of $0.25 per share or 60% of the average closing sales price of Common Stock for the five trading day period immediately preceding the Company's receipt of the holders' notification of conversion. Detachable five year warrants, exercisable at $0.50 per share, are included to provide one warrant share for every dollar invested as warrant coverage to the 8% Note holders. In January 2003, in connection with its efforts to raise capital, V-ONE agreed to adjust the exercise price of the warrants from $0.50 per share to $0.15 per share and to extend the 8% Notes for an additional 180 days. The Company paid the interest accrued under the initial term of the 8% Notes. In July 2003, the Company requested and received an extension of the 8% Notes for an additional 180 days and agreed to an increase in the interest rate from 10% to 12% during the extension period.

All of the proceeds received from the 8% Note offering were used during fiscal 2002 for general working capital purposes, including funding of operations and cash flow requirements. Notwithstanding acceptance of V-ONE's security concepts and critical acclaim for its products, there can be no assurance that the consummation of sales of V-ONE's products to existing customers or proposed agreements with potential customers will generate timely or sufficient revenue for V-ONE to cover future costs of operations and meet future cash flow requirements. Accordingly, V-ONE may not have the funds needed to sustain operations during 2004, and its audited financial statements are presented subject to a "going concern" opinion. V-ONE is seeking to expand its current banking relationships to explore other alternatives to preserve its operations and maximize stockholder value, including potential strategic partnering relationships, a business combination with a strategically placed partner, or a sale of V-ONE.

In July 2002, the Company took steps to reduce expenses by implementing a reduced work week designed to ensure that customers' requirements are met without jeopardizing the Company's workforce. The Company effected additional staff reductions in January 2003 and implemented a four day work week further reducing expenses. The Company returned its staff to a full work week effective February 1, 2004 to meet engineering enhancements required for existing customers and to introduce its products to a broader customer base. For the immediate future, V-ONE will focus on existing and potential customers in the government sector, targeted marketing operations to commercial accounts and continued minimization of general and administrative expenditures. V-ONE may not be successful in further reducing operating levels without jeopardizing the ability to serve existing customers or grow its business base.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no off-balance sheet arrangements during 2003.

The following table discloses aggregate information about the Company's contractual obligations as of December 31, 2003 and the periods in which payments are due:

	Payments Due By Period				
	2004	2005 and 2006	2007 and 2008	Thereafter	Total
Long-term debt obligations	$151,248	$45,287	0	0	$196,535
Convertible Debt	493,000	0	0	0	493,000
Operating leases	231,072	465,069	296,275	0	992,416
	$875,320	$510,356	$296,275	0	$1,681,951

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is not exposed to a variety of market risks such as fluctuations in currency exchange rates or interest rates. All of the Company's products are invoiced in U.S. dollars. The Company does not hold any derivatives or marketable securities.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

V-ONE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors
V-ONE Corporation
Germantown, Maryland

We have audited the accompanying Balance Sheets of **V-ONE Corporation** as of December 31, 2003 and 2002 and the related Statements of Operations, Stockholders' Deficiency and Cash Flows for the years then ended. Our audits also included the Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2003 and 2002. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **V-ONE Corporation** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules for the years ended December 31, 2003 and 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that **V-ONE Corporation** will continue as a going concern. As more fully described in Note 2, the Company has incurred significant operating losses since inception. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Aronson & Company

Rockville, Maryland

February 20, 2004, except for Notes 2 and 13,
As to which the date is March 19, 2004

Report of Independent Auditors

Board of Directors and Stockholders
V-ONE Corporation

We have audited the accompanying statements of operations, stockholders' equity (deficiency), and cash flows for the year ended December 31, 2001. Our audit also included the financial statement schedule for the year ended December 31, 2001 in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of V-ONE Corporation and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule for the year ended December 31, 2001 when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that V-ONE Corporation will continue as a going concern. As more fully described in Note 2, the Company has incurred significant operating losses since inception. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do no include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

McLean, Virginia
January 29, 2002

V-ONE CORPORATION
BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,755	$ 93,985
Certificate of deposit - restricted	26,500	35,000
Accounts receivable, less allowances of $15,500 and $97,135 respectively	606,426	237,695
Inventory, less allowances of $8,901 and $44,738 respectively	3,636	5,478
Deferred financing costs, net	-	68,974
Prepaid expenses and other assets	61,875	121,460
Total current assets	726,192	562,592
Property and equipment, net	64,138	319,294
Deposits	95,141	90,196
Total assets	$ 885,471	$ 972,082
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,320,361	$ 1,235,574
Deferred revenue	692,914	784,185
Convertible notes payable, net	493,000	591,242
Notes payable,other	151,248	20,000
Total current liabilities	2,657,523	2,631,001
Notes payable, other - noncurrent	45,287	-
Deferred rent	40,535	32,831
Total liabilities	2,743,345	2,663,832
Commitments and contingencies		
Stockholders' deficiency:		
Preferred stock, $.001 par value,13,333,333 shares authorized		
Series C redeemable preferred stock, 500,000 designated, 42,904 shares issued and outstanding (liquidation preference of $1,126,000)	43	43
Series D redeemable preferred stock, 3,675,000 designated, 3,021,000 shares issued and outstanding, (liquidation preference of $5,770,110)	3,021	3,021
Common stock, $0.001 par value, 75,000,000 and 50,000,000 shares authorized, respectively; 27,900,568 and 26,649,301 shares issued and outstanding, respectively	27,901	26,649
Accrued dividends payable	2,517,765	1,575,709
Additional paid-in capital	62,107,340	61,825,066
Accumulated deficit	(66,513,944)	(65,122,238)
Total stockholders' deficiency	(1,857,874)	(1,691,750)
Total liabilities and stockholders' deficiency	$ 885,471	$ 972,082

The accompanying notes are an integral part of these financial statements.

V-ONE CORPORATION
STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2003	2002	2001
Revenues:			
Products	$ 2,466,178	$ 2,033,413	$ 3,669,817
Consulting and services	1,536,748	1,519,613	1,320,345
Total revenues	4,002,926	3,553,026	4,990,162
Cost of revenues:			
Products	170,463	190,262	824,305
Consulting and services	94,545	293,363	509,570
Total cost of revenues	265,008	483,625	1,333,875
Gross profit	3,737,918	3,069,401	3,656,287
Operating expenses:			
Research and development	1,065,020	2,720,321	4,009,889
Sales and marketing	1,407,160	3,028,590	4,891,170
General and administrative	1,493,822	2,220,138	2,537,103
Total operating expenses	3,966,002	7,969,049	11,438,162
Operating loss	(228,084)	(4,899,648)	(7,781,875)
Other (expense) income:			
Interest expense	(217,669)	(744,818)	(11,560)
Interest income	5,256	16,833	249,575
Other (expense) income	(9,153)	(7,558)	1,306,582
Total	(221,566)	(735,543)	1,544,597
Net loss	(449,650)	(5,635,191)	(6,237,278)
Dividends on preferred stock	942,056	699,901	741,245
Deemed dividend on preferred stock	-	-	2,932,023
Loss attributable to holders of common stock	$ (1,391,706)	$ (6,335,092)	$ (9,910,546)
Basic and diluted loss per share			
Net loss attributable to holders of common stock	$ (0.05)	$ (0.25)	$ (0.44)
Weighted average number of common shares outstanding	27,142,148	25,230,360	22,576,188

The accompanying notes are an integral part of these financial statements.

V-ONE CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock Shares	Common Stock Amount	Series B, C & D Preferred Stock Shares	Series B, C & D Preferred Stock Amount	Accrued Dividend Payable	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	22,109,185	$ 22,109	1,342,268	$ 1,343	$ 180,911	$ 51,393,818	$ (48,876,600)	2,721,581
Employee stock purchase plan net of issuance costs	29,399	29	-	-	-	11,980	-	12,009
Exercise of common stock options, net of issuance costs	31,230	31	-	-	-	50,774	-	50,805
Conversion of Series B preferred stock to common stock	1,287,554	1,288	(1,287,554)	(1,288)	-	-	-	-
Conversion of Series C preferred stock to common stock	137,536	138	(11,810)	(12)	(46,348)	(38,482)	-	(84,704)
Issuance of Series D preferred stock, net of issuance costs	-	-	3,675,000	3,675	-	6,266,047	-	6,269,722
Deemed Dividend on Series D	-	-	-	-	-	2,932,023	(2,932,023)	-
Dividend on preferred stock	-	-	-	-	741,245	-	(741,245)	-
Issuance of common stock options to consultants	-	-	-	-	-	150,232	-	150,232
Net loss	-	-	-	-	-	-	(6,237,278)	(6,237,278)
Balance, December 31, 2001	23,594,904	$ 23,595	3,717,904	$ 3,718	$ 875,808	$ 60,766,392	$ (58,787,146)	$ 2,882,367
Employee stock purchase plan net of issuance costs	60,397	60	-	-	-	19,089	-	19,149
Conversion of Note payable to common stock	2,340,000	2,340	-	-	-	582,660	-	585,000
Conversion of Series D preferred stock to common stock	654,000	654	(654,000)	(654)	-	-	-	-
Dividend on preferred stock	-	-	-	-	699,901	-	(699,901)	-
Issuance of common stock options to consultants	-	-	-	-	-	82,545	-	82,545
Beneficial Conversion Note payable	-	-	-	-	-	101,600	-	101,600
Issuance of Warrants	-	-	-	-	-	272,780	-	272,780
Net loss	-	-	-	-	-	-	(5,635,191)	(5,635,191)
Balance, December 31, 2002	26,649,301	$ 26,649	3,063,904	$ 3,064	$ 1,575,709	$ 61,825,066	$ (65,122,238)	$ (1,691,750)
Employee stock purchase plan net of issuance costs	54,522	55	-	-	-	6,472	-	6,527
Exercise of warrants	299,506	300	-	-	-	28,950	-	29,250
Conversion of Note payable into common stock	440,000	440	-	-	-	109,560	-	110,000
Conversion of accrued interest on Note payable into common stock	3,525	4	-	-	-	1,353	-	1,357
Dividend on preferred stock	-	-	-	-	942,056	-	(942,056)	-
Issuance of common stock options to consultants	-	-	-	-	-	4,902	-	4,902
Issuance of common stock to consultants	453,714	453	-	-	-	79,547	-	80,000
Beneficial Conversion Note payable	-	-	-	-	-	27,600	-	27,600
Repricing of Warrants	-	-	-	-	-	23,890	-	23,890
Net loss	-	-	-	-	-	-	(449,650)	(449,650)
Balance, December 31, 2003	27,900,568	$ 27,901	3,063,904	$ 3,064	$ 2,517,765	$ 62,107,340	$ (66,513,944)	$ (1,857,874)

The accompanying notes are an integral part of these financial statements.

V-ONE CORPORATION
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (449,650)	$ (5,635,191)	$ (6,237,278)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	204,846	431,225	514,354
Amortization	43,725	66,566	36,811
Loss on disposal of property and equipment	9,908	-	-
Gain on sale of investment	-	-	(1,375,000)
Amortization of debt discount	11,758	173,222	-
Interest expense - beneficial conversion feature	27,600	101,600	-
Interest expense on repricing of warrants	23,890	-	-
Amortization of deferred financing costs	68,974	334,015	-
Note payable related to financing costs	-	20,000	-
Noncash charge related to issuance of warrants, options and stock as compensation	84,902	170,345	150,232
Conversion of accrued interest on notes payable	1,357	-	-
Changes in operating assets and liabilities:			
Accounts receivable, net	(368,731)	621,963	(82,813)
Inventory, net	1,842	51,876	114,823
Prepaid expenses, deposits and other assets	54,640	246,453	(85,309)
Accounts payable and accrued expenses	335,270	242,826	(606,620)
Accrued interest on note payable related to financing costs	4,068	-	-
Deferred revenue	(91,271)	(167,859)	(161,158)
Deferred rent	7,704	(47,959)	(39,360)
Net cash used in operating activities	(29,168)	(3,390,918)	(7,771,318)
Cash flows from investing activities:			
Net purchase of property and equipment	(3,323)	(68,572)	(370,280)
Purchase of cerfiticate of deposit	8,500	(35,000)	-
Collection of note receivable	-	-	-
Proceeds from sale of investment	-	-	1,625,000
Net cash provided (used) in investing activities	5,177	(103,572)	1,254,720
Cash flows from financing activities:			
Issuance of common stock under employee stock plans	6,527	19,149	23,949
Issuance of preferred stock, net of subscriptions receivable	-	-	7,019,250
Proceeds of notes payable	-	1,188,000	-
Payment of preferred stock dividends	-	-	(259)
Payment of notes payable and stock issuance costs	-	(179,560)	(761,468)
Redemption of preferred stock	-	-	(84,445)
Exercise of stock options and warrants	29,250	-	50,805
Principal payments on notes payable-other	(78,016)	-	-
Principal payments on capital lease obligations	-	(47,804)	(71,942)
Net cash (used) provided by financing activities	(42,239)	979,785	6,175,890
Net decrease in cash and cash equivalents	(66,230)	(2,514,705)	(340,708)
Cash and cash equivalents, beginning of year	93,985	2,608,690	2,949,398
Cash and cash equivalents, end of year	$ 27,755	$ 93,985	$ 2,608,690

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business**

V-ONE Corporation ("V-ONE" or the "Company") was incorporated under the laws of the state of Delaware on October 24, 1994. The Company develops, markets and licenses a comprehensive suite of network security products that enables organizations to conduct secured electronic transactions and information exchange using private enterprise networks and public networks, such as the Internet. The Company's principal market is the United States, with headquarters in Maryland, with secondary markets located in Europe and Asia.

2. **Management's Plans**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company reported a net loss of $449,650, $5,635,191 and $6,237,278 for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, the Company has a deficiency in stockholders' equity of approximately $1,858,000 and a working capital deficiency of approximately $1,931,000.

The Company's cash used in operating activities was approximately $29,000 in fiscal 2003, an average "burn rate" of approximately $2,400 a month. Notwithstanding acceptance of V-ONE's security concepts and critical acclaim for its products, there can be no assurance that the consummation of sales of V-ONE's products to existing customers or proposed agreements with potential customers will generate timely or sufficient revenue for V-ONE to cover its cost of operations and meet its cash flow requirements.

In July 2002, the Company took steps to reduce expenses by implementing a reduced workweek designed to ensure that customers' requirements are met without jeopardizing the Company's workforce. The Company effected additional staff reductions in January 2003 and implemented a four-day work week further reducing expenses. The Company returned its staff to a full work week effective February 1, 2004 to meet engineering enhancements required for existing customers and to introduce its products to a broader customer base. For the immediate future, V-ONE will focus on existing and potential customers in the government sector, targeted marketing operations to commercial accounts and continued minimization of general and administrative expenditures. V-ONE may not be successful in further reducing operating levels without jeopardizing the ability to serve existing customers or grow its business base. In February 2004, the Company completed a private placement of 7% Subordinated Convertible Notes with detachable warrants for an aggregate of $1,200,000, which resulted in net proceeds to the Company of $1,065,690. The Company believes that to maintain operations for any extended period of time it must generate revenue from existing and new customers, raise additional capital or undergo a significant strategic transformative event. The Company's ability to reach sustainable profitability is dependent on its ability to generate sufficient cash flow to meet its obligations and needs on a timely basis or to obtain additional funding.

3. **Significant Accounting Policies**

Revenue Recognition

The Company develops, markets, licenses and supports computer software products and provides related services. The Company conveys the right to use the software products to customers under perpetual license agreements, and conveys the rights to product support and enhancements in annual maintenance agreements. The Company recognizes revenue upon deployment of the software directly to an end-user or a value-added reseller. The Company defers and recognizes maintenance and support services revenue over the term of the contract period, which is generally one year. The Company recognizes training and consulting services revenue as the services are provided. The Company generally expenses sales commissions as the related revenue is recognized.

In addition to its direct sales efforts, the Company licenses its products through a network of distributors. The Company does not record revenue until the distributor has delivered the licenses to end-user customers and the end-user customers have registered the software with the Company. The Company also records revenue when the software is delivered directly to the end-user customer on behalf of the distributor.

In 2000, the Company entered into a contract that contained multiple elements, including specified upgrades. Because the Company had not established vendor specific objective evidence for the specified upgrades, all revenues under the contract were deferred until the upgrades were delivered. At December 31, 2000, the Company had $500,000 in deferred revenue related to this contract. On October 26, 2001, the Company executed a new agreement that removed the specified upgrades. This completed the Company's obligations for delivery of all specific product requirements under the initial contract and allowed the Company to recognize approximately $1.2 million of revenue in the fourth quarter of 2001. During 2002, the Company recognized revenue of approximately $136,000 related to this agreement. During 2003, the Company recognized additional revenue of approximately $49,000 related to this agreement.

The Company's revenue recognition policies for the years ended December 31, 2003, 2002 and 2001 are in conformity with the Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), promulgated by the American Institute of Certified Public Accountants.

Research and Development and Software Development Costs

Software development costs are included in research and development and are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed" requires the capitalization of certain software development costs once technological feasibility is established, which the Company generally defines as completion of a working model. Capitalization ceases when the products are available for general release to customers, at which time amortization of the capitalized costs begins on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. All other research and development costs have been expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include time deposits with commercial banks used for temporary cash management purposes.

Inventories

Inventories are valued at the lower of cost or market and consist primarily of computer equipment for sale on orders received from customers and other vendor software licenses held for resale. Cost is determined based on specific identification.

Property and Equipment

Property and equipment are stated at historical cost and are depreciated using the straight-line method over the shorter of the assets' estimated useful life or the lease term, ranging from three to seven years. Depreciation and amortization expense related to property and equipment was $248,571, $497,791 and $551,165 for the years ended December 31, 2003, 2002 and 2001, respectively.

Advertising Costs

The Company expenses all advertising costs as incurred. The Company incurred approximately $4,000, $30,000, and $149,000 in advertising costs for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), allows companies to account for stock-based compensation either under the provisions of SFAS 123 or under the provisions of Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees ("APB 25"), as amended by FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25), but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation in accordance with the provisions of APB 25 (see Note 6). The following table illustrates the effect on net income (loss) and earning per share if the Company had applied the fair value recognition provisions of SFAS 123:

	Year ended December 31,		
	2003	2002	2001
Loss attributable to holders of Common Stock:			
As reported	($ 1,391,706)	($ 6,335,092)	($ 9,910,546)
Stock-based employee compensation net of related tax effects included in the determination of net income as reported:	$ 0	$ 0	$ 0
Stock-based employee compensation net of related tax effects that would have been included in the determination of net income if the fair value method had been applied to all awards:	$ 245,405	$ 177,121	$ 1,901,457

Loss attributable to holders of Common Stock:			
Pro forma	($ 1,637,111)	($ 6,512,213)	($11,812,003)
Basic and diluted loss per share attributable to holders of Common Stock:			
As reported	($0.05)	($0.25)	($0.44)
Pro forma	($0.06)	($0.26)	($0.52)

This disclosure is in accordance with Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, that the Company has adopted in these financial statements.

Stock options and warrants granted to non-employees are accounted for in accordance with SFAS 123 and the Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which requires the value of the options to be periodically re-measured as they vest over a performance period. The fair value of the options and warrants is determined using the Black-Scholes model.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by applying presently enacted statutory tax rates, which are applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized, to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that the tax rate is enacted.

The Company provides a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.

Net Loss Per Common Share

The Company follows Financial Accounting Standards Board Statement No. 128, Earnings Per Share ("SFAS 128"), for computing and presenting net income per share information. Basic net loss per share was determined by dividing net loss by the weighted average number of common shares outstanding during each year. Diluted net loss per share excludes common equivalent shares, unexercised stock options and warrants, as the computation would be anti-dilutive. A reconciliation of the net loss available for common stockholders and the number of shares used in computing basic and diluted net loss per share is in Note 11.

Risks, Uncertainties and Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash equivalents and accounts receivable. In addition, at times the Company's cash balances exceed federally insured amounts. The Company invests its cash primarily in money market funds with an international commercial bank. The Company sells its products to a wide variety of customers in a variety of industries. The Company performs ongoing credit evaluations of its customers, but does not require collateral or other security to support customer accounts receivable. In management's opinion, the Company has sufficiently provided for estimated credit losses.

In 2003, two suppliers exceeded 10% of purchases. The Company purchased SUN equipment worth approximately $49,000 from Electronics Systems of Richmond and computer hardware for the Company's SmartGuard product worth approximately $52,000, representing 29% and 30% of total purchases respectively. In 2002, two suppliers exceeded 10% of purchases. The Company purchased SUN equipment from Arrow MOCA, Incorporated and computer hardware for the Company's SmartGuard product worth approximately $75,000 and $17,000, or 66% and 15% of total purchases, respectively. In 2001, three suppliers exceeded 10% of purchases. The Company purchased SUN equipment worth approximately $162,000 from Ingram Micro and approximately $180,000 from Arrow MOCA, Incorporated. The two resellers of SUN equipment represented 33% and 37% of total purchases. In addition, the Company purchased approximately $88,000 of computer hardware from SteelCloud Corporation for the Company's SmartGuard product, which constituted approximately 18% of total purchases.

During the years ended December 31, 2003, 2002, and 2001, approximately $637,000, $542,000, and $550,000, of sales, respectively, related to sales to international customers. During the years ended December 31, 2003, 2002 and 2001, sales related to government agencies were approximately $2,670,000, $2,136,000, and $2,142,000, respectively.

Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying value of current financial instruments such as cash, accounts receivable, inventory, accounts payable, convertible notes payable and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. Fair value is determined based on expected cash flows, discounted at market rates, and other appropriate valuation methodologies.

4. Selected Balance Sheet Information

Property and equipment consisted of the following at December 31:

	2003	2002
Office and computer equipment	$ 1,040,641	$ 1,329,617
Capitalized software	139,076	139,076
Leasehold improvements	-	186,467
Furniture and fixtures	177,715	308,008
	1,357,432	1,963,168
Less: accumulated depreciation	(1,293,294)	(1,643,874)
	$ 64,138	$ 319,294

Deferred financing costs consisted of the following at December 31:

	2003	2002
Deferred financing costs	$ 1,113,044	$ 1,113,044
Accumulated amortization	(1,113,044)	(1,044,070)
	$ -	$ 68,974

Accounts payable and accrued expenses consisted of the following at December 31:

	2003	2002
Accounts payable	$ 945,933	$ 1,025,810
Accrued compensation	245,655	140,941
Other accrued expenses	128,773	68,823
	$ 1,320,361	$ 1,235,574

5. Income Taxes

The tax effect of temporary differences that give rise to significant portions of the deferred income taxes are as follows at December 31:

	2003	2002	2001
Inventory	$ 3,438	$ 11,429	$ 11,574
Accounts receivable	5,986	37,514	28,173
Property and equipment	82,769	106,440	(25,910)
Financing costs	-	41,632	-
Deferred rent	15,655	31,201	31,598
Non-deductible accruals	30,227	69,159	83,235
Net operating loss carry forward	22,813,052	22,615,715	19,019,278
Total deferred tax asset	22,951,127	22,913,090	19,147,948
Valuation allowance	(22,951,127)	(22,913,090)	(19,147,948)
Net deferred tax asset	$ -	$ -	$ -

The net changes in the valuation allowance from 2002 to 2003 and from 2001 to 2002 are due principally to the increases in net operating losses. Valuation allowances have been recognized due to the uncertainty of realizing the benefit of net operating loss carryforwards. At December 31, 2003, 2002 and 2001, the Company had net operating loss carryforwards of approximately $59,100,000, $58,600,000 and $48,600,000, respectively, for federal and state income tax purposes available to offset future taxable income. If not previously utilized, the net operating loss carryforwards will expire on various dates starting in 2013 through 2023.

A reconciliation between income taxes computed using the statutory federal income tax rate and the effective rate for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Federal income tax (benefit) at statutory rate	(34.0%)	(34.0%)	(34.0%)
State income taxes, net	(4.6%)	(4.6%)	(4.6%)
Equity valuation difference	23.6%	-	-
Other permanent items	6.5%	(0.1%)	(0.2%)
Net change in valuation allowance	8.5%	38.5%	38.4%
Provision for Income Taxes	0.0%	0.0%	0.0%

6. Company Debt and Shareholders' Equity

8% Secured Convertible Notes

In closings on July 23 and 26 and August 2, 2002, V-ONE issued 8% Secured Convertible Notes with detachable warrants for an aggregate principal amount of $1,188,000. The 8% Notes matured 180 days after issuance with an additional 180-day extension available at the option of the Company or the holders. The rate of interest payable during such extension of the 8% Notes was 10% per annum.

The holders could convert the principal amount of their 8% Notes plus accrued interest at any time prior to maturity into (i) Common Stock at a conversion price equal to the greater of $0.25 per share or 60% of the average closing sales price of the Common Stock for the five trading day period immediately preceding the Company's receipt of the holders' notification of conversion or (ii) new V-ONE securities issued in any round of financing, the gross proceeds of which are greater than $3,000,000 at a conversion price based upon the price at which the new securities are convertible into Common Stock.

Notwithstanding the previous paragraph, if, prior to maturity, V-ONE received gross proceeds of $3,000,000 or more from the sale of new securities, then the holders were required to convert the principal amount of their 8% Notes plus accrued interest into (i) shares of Common Stock at the Common Stock conversion price or (ii) shares of new securities at the new securities conversion price. The holders, however, would have no mandatory conversion obligation if V-ONE received gross proceeds of $6,000,000 or more from the sale of new securities.

An event of default would occur if V-ONE defaulted in the payment of the 8% Notes and the default continued for five days, or upon the occurrence of other typical default events, including, but not limited to, an assignment for the benefit of creditors, an adjudication of bankruptcy, an application for the appointment of a trustee or receiver or the dissolution of V-ONE. If an event of default occurred, the 8% Notes would bear interest at the fixed rate of 15% from the date of acceleration resulting from the default. The 8% Notes are secured by all of V-ONE's assets, except for proprietary technology, intellectual property and source code information.

For so long as any of the 8% Notes remain outstanding, V-ONE shall not, without the consent of the placement agent for the 8% Note offering or of a majority of the principal amount of the 8% Notes outstanding, declare or pay any cash dividend or purchase, retire or otherwise acquire for value any of its capital stock.

In connection with the 8% Notes offering, V-ONE issued detachable warrants to purchase 1,188,000 shares of Common Stock. The exercise price of the warrants is $0.50 per share and they are exercisable for a period beginning six months after issuance and ending five years after issuance. In January 2003, in connection with its efforts to raise capital, V-ONE agreed to adjust the exercise price of the warrants from $0.50 per share to $0.15 per share. During the year ended December 31, 2003, 8% Note holders exercised warrants to purchase 170,000 shares of Common Stock. In connection with repricing of the warrants during the year ended December 31, 2003, the Company recorded interest expense of $23,890.

The exercise price and number of shares of Common Stock to be issued upon exercise of the warrants are subject to equitable adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock. In addition, if V-ONE issues any shares of Common Stock or equivalents at a purchase price less than the then current market price of the Common

Stock or the warrant exercise price, the exercise price will be equitably reduced, and number of shares of Common Stock to be issued upon exercise of the warrants adjusted accordingly. V-ONE will have the right to require the exercise of the warrants if the closing sales price of Common Stock is equal to or greater than $3.00 per share for any consecutive 20 trading days and the shares of Common Stock underlying the warrants have been registered under the Securities Act of 1933, as amended.

In connection with the 8% Notes offering, the Company recorded a debt discount of $184,980 and recognized additional interest expense in accordance with the accounting requirements for a beneficial conversion feature on the convertible instruments. The proceeds received from the convertible 8% Notes offering were first allocated between the convertible instrument and the detachable warrants issued on the fair value basis. The Company used the Black-Scholes model to determine the fair value of the warrants that was recorded as a debt discount using the following assumptions: volatility of 100%, risk free interest rate of 4.7% and expected term of 5 years. The debt discount resulting from this transaction is amortized over the initial term of the underlying convertible instruments or through the date of the conversion, whichever occurs sooner. During the year ended December 31, 2002, the Company recorded amortization expense of the debt discount of $173,222. During the year ended December 31, 2003, the Company recorded additional amortization expense of the debt discount of $11,758.

A calculation was then performed to determine the difference between the effective conversion price and the fair value of the Common Stock at the commitment date. The Company will record interest expense upon conversion of the 8% Notes as a result of the embedded conversion feature. The additional interest expense is not recorded until conversion because the 8% Notes contain a contingency that does not permit the number of shares to be received upon conversion to be calculated until conversion occurs. Upon conversion of $585,000 of 8% Notes into 2,340,000 shares of Common Stock during the year ended December 31, 2002, the Company recorded $101,600 of interest expense. During the year ended December 31, 2003, $110,000 of 8% Notes were converted into 440,000 shares of Common Stock and the Company recorded $27,600 of interest expense.

In January 2003, the Company elected to extend the 8% Notes for an additional 180 days and paid the interest accrued under the initial term of the 8% Notes. In July 2003, the Company requested and received an extension of the 8% Notes for an additional 180 days and agreed to an increase in the interest rate from 10% to 12% during the extension period. In connection with a restructuring of the 8% Notes, the Company agreed in January 2004 to adjust the conversion price of certain 8% Notes constituting $150,000 in principal to $.18 per share in exchange for an extension of the term of such 8% Notes to July 15, 2004 at an interest rate of 10%. Also in connection with the January 2004 restructuring, the Company adjusted the conversion price of the remaining 8% Notes outstanding, which constituted $343,000 in principal, to $.15 per share and the holders of such 8% Notes converted them into 2,286,667 shares of Common Stock.

Series B Preferred Stock

On June 11, 1999, the Company issued 1,287,554 shares of Series B Convertible Preferred Stock (the "Series B Stock") at $2.33 per share to two investors for $1.0 million in cash and a subscription agreement for $2.0 million. Net proceeds to the Company after issuance costs of $17,500 were $2,982,500. The subscription receivable was received in two installments of $1.0 million plus accrued interest in July and August 1999. The holders of the Series B Stock are entitled to a liquidation preference of $2.33 per share. During 2001, all shares of the Series B Stock were converted into Common Stock.

Series C Preferred Stock

On September 9, 1999, the Company issued 335,000 shares of Series C Preferred Stock ("Series C Stock") and non-detachable warrants to purchase 3,350,000 shares of the Company's Common Stock ("Series C Warrants") to certain accredited investors. The Series C Stock was sold in units, with each unit consisting of one share of Series C Stock and a Series C Warrant to purchase ten shares of Common for a price of $26.25 per unit. The Company received $7,918,684 in proceeds net of issuance costs of approximately $875,000. The Series C Warrants are immediately exercisable at a price of $2.625 per share and will remain exercisable until 90 days after all of the Series C Stock has been redeemed and the shares of the Common Stock underlying the Series C Warrants have been registered for resale.

The Series C Stock bears cumulative compounding dividends at an annual rate of 10% for the first five years, 12.5% for the sixth year and 15% in and after the seventh year. The dividends may be paid in cash, or at the option of the Company, in shares of registered Common Stock. The Series C Stock is not convertible and ranks senior to the Common Stock as to payment of dividends and priority on distribution of assets upon liquidation, dissolution or winding up of the Company. Holders of the Series C Stock are entitled to a liquidation preference of $26.25 per share. There are no sinking fund provisions applicable to the Series C Shares.

At least 51% of the outstanding shares of Series C Stock must vote affirmatively as a separate class for (i) the voluntary liquidation, dissolution or winding up of the Company, (ii) the issuance of any securities senior to the Series C Stock and (iii) the declaration or payment of a cash dividend on all junior stocks and certain amendments to the Company's certificate of incorporation. Prior to the exercise of the Series C Warrants, the holders shall also be entitled to ten common votes for each share of Series C Stock on all matters on which common stockholders are entitled to vote, except in connection with the election of the Board of Directors. As long as at least 51% of the Series C Stock is outstanding, the holders shall have the right to elect one director to the Company's Board of Directors.

The Company has the right to redeem the outstanding shares of Series C Stock in whole (i) at any time after the third anniversary of the issuance date, (ii) upon the closing of an underwritten public offering in excess of $20 million and at a price in excess of $6.50 per share or (iii) prior to the third anniversary of the issuance date if the average closing bid price of the Common Stock for any 20 trading days during any 30 trading days ending within 5 trading days prior to the date of notice of redemption is at least $3.9375 per share. The redemption price would be paid at the Company's option in cash or in shares of Common Stock and would be equal to the greater of the $26.25 per share purchase price or the fair market value of each Series C share plus all unpaid dividends.

At any time after all of the Series C Warrants have been exercised by a holder, that holder shall have the right to require the Company to redeem all of its then outstanding shares of Series C Stock. The redemption price for each share of Series C Stock shall be the $26.25 per share purchase price plus all unpaid dividends and is payable at the option of the Company in either cash or shares of Common Stock.

Throughout 2000, certain holders of the Series C Stock chose to exercise their warrants through a cashless exercise provision. The cashless exercise provision allowed the holders to remit each share of Series C Stock in exchange for 10 shares of Common Stock. A total of 280,286 shares of Series C Stock were remitted for 2,802,860 shares of Common Stock. An additional 97,449 shares of Common Stock were issued as a result of dividends earned on the Series C Stock. For the year ended December 31, 2001, a total of 11,810 shares of Series C Stock were remitted for 118,100 shares of Common Stock, and an additional 19,436 shares of Common Stock were issued as a result of dividends earned on the Series C Stock. At December 31, 2003 and 2002, 42,904 shares of Series C Stock remained outstanding. The dividend payable on these shares at December 31, 2003 and 2002 was $574,155 and $373,044, respectively, payable in cash or equivalent shares of Common Stock at fair market value at the conversion date.

Series D Convertible Preferred Stock

On February 14, 2001, V-ONE issued 3,675,000 shares of Series D stock ("Series D Stock") with warrants to purchase 735,000 shares of Common Stock ("Series D Warrants"). The Series D Stock was sold in units, with each unit consisting of five shares of Series D Stock and a Series D Warrant to purchase one share of Common Stock. The Series D Warrants were exercisable at a price of $2.29 per share through February 14, 2004.

The Series D Stock bears cumulative compounding dividends at an annual rate of 10.0% for the first five years, 12.5% for the sixth year and 15.0% in and after the seventh year. The dividends may be paid in cash, or at the option of V-ONE, in shares of registered Common Stock. The Series D Stock is convertible at any time into shares of Common Stock at the initial conversion price of $1.91 and the initial conversion ratio of one share of Series D Stock for one share of Common Stock. Both the conversion price and conversion ratio are subject to equitable adjustment for stock spits, stock dividends, combinations, and similar transactions, and in the event V-ONE issues shares of Common Stock at a purchase price less than the then current conversion price. The Series D Stock will be automatically converted into Common Stock upon the closing of an underwritten public offering in excess of $20.0 million and at a price in excess of $3.00 per share.

The Series D Stock ranks senior to the Common Stock and junior to the Series C Stock as to payment of dividends and priority on distribution of assets upon liquidation, dissolution, or winding up of V-ONE. Holders of the Series D Stock are entitled to a liquidation preference equal to the greater of (i) $1.91 plus any unpaid accrued preferred dividends, and (ii) the dollar value per share for the Series D Stock that a holder of such shares would have been entitled to receive had such shares been converted into Common Stock immediately prior to the liquidation, dissolution or winding up of V-ONE. There are no sinking fund provisions applicable to the Series D Stock.

Except as to matters addressed in the next sentence, the holders of the Series D Stock have the right to vote that number of shares equal to the number of shares of Common Stock issuable upon the conversion of their Series D Stock and vote together with the holders of Common Stock as a single class. For so long as at least 51.0% of the number of shares of Series D Stock outstanding on February 14, 2001 remains outstanding, the affirmative vote or consent of the holders of at least 51.0% of the then outstanding number of shares of Series D Stock, voting separately as a class, is required for (i) the voluntary liquidation, dissolution or winding up of V-ONE, (ii) the issuance of any securities senior to or on parity with the Series D Stock, (iii) the declaration or payment of a cash dividend on all junior stocks, and (iv) certain amendments to V-ONE's certificate of incorporation and bylaws.

V-ONE has the right to redeem the outstanding Series D Stock in whole at any time after February 14, 2004. The redemption price will be paid in cash in full and be the greater of $1.91 per share or the fair market value of each share of Series D Stock plus all unpaid dividends.

Beginning on February 14, 2007, and for each of the next three years thereafter, the holders of Series D Stock will have the cumulative right to require V-ONE to redeem annually up to one-fourth of the Series D Stock issued by V-ONE to each such holder. The redemption right can be settled through the issuance of Common Stock, at the option of V-ONE. The redemption price for each share of Series D Stock is $1.91 per share plus all unpaid dividends.

In 2001, the Company recorded a deemed dividend of approximately $2,932,000 in accordance with the accounting requirements for a beneficial conversion feature on the Series D Stock. The proceeds received in the Series D offering were first allocated between the convertible instrument and the Series D Warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the Common Stock at the commitment date.

In 2002, a holder of Series D Stock chose to convert its Series D Stock to Common Stock at the conversion ratio of one share of Series D Stock for one share of Common Stock. A total of 654,000 shares of Series D Stock were remitted for 654,000 shares of Common Stock. At December 31, 2003 and 2002, 3,021,000 shares of Series D Stock remained outstanding. The dividend payable on these shares at December 31, 2003 and 2002 equaled $1,943,610 and $1,202,665, respectively, payable in cash or equivalent shares of Common Stock at fair market value at the conversion date.

V-ONE has granted registration rights to the purchasers of the Series C and Series D Stock and the 7% and 8% Notes whereby V-ONE is obligated, in certain instances, to register the shares of Common Stock issuable upon conversion of the Series D Stock and 7% and 8% Notes and exercise of the warrants attached to the Series C and Series D Stock and 7% and 8% Notes.

Common Stock

In June 2003, the stockholders voted to amend the Company's certificate of incorporation, as amended and restated, to increase the number of authorized shares of Common Stock of the Company from 50,000,000 to 75,000,000 shares.

During the year ended December 31, 2003, the Company issued 453,714 shares of Common Stock in exchange for governmental consulting services valued at $80,000.

Warrants

In addition to the warrants attached to the 7% and 8% Notes and the Series C and Series D Stock discussed above, the Company issued the following warrants to purchase Common Stock during the years ended December 31, 2001, 2002, and 2003:

On January 9, 2001, the Company granted fully vested warrants to purchase an additional 30,000 shares of Common Stock to MindSquared, LLC, as part of the consulting agreement. The warrants have an exercise price of $0.625 per share and expire five years from the date of grant. The Company valued these warrants using the Black-Scholes model with the following assumptions: volatility of 123%, risk free interest rate of 6% and expected term of 5 years. The value of the warrants, $15,307, was recognized ratably over the four-month term of the consulting agreement.

During the year ended December 31, 2001, warrants to purchase shares of Common Stock that were attached to the Series C Stock were exercised for an equal number of shares of Common

Stock. Of the original warrants issued in the Series C offering, 429,040 remain outstanding at December 31, 2003 at an exercise price of $1.91 per share.

During 2001, in connection with the issuance of the Series D Convertible Preferred Stock, the Company granted fully vested warrants to purchase 735,000 shares of Common Stock. The Series D Warrants are exercisable at $2.29 per share and expired unexercised at February 14, 2004. Pursuant to the terms of the warrants issued in connection with a debt transaction in 1999, a price adjustment was created by the issuance of the Series D Stock. The warrants to purchase 210,914 shares of Common Stock were reduced in price to $1.91, and additional warrants to purchase 57,411 shares of Common Stock were issued to increase the number of warrants for Transamerica Business Credit Corporation to 268,325 at February 14, 2001 pursuant to the Loan and Security Agreement dated February 24, 1999.

In 2002, V-ONE granted warrants to purchase a total of 336,750 shares of Common Stock to Joseph Gunnar & Co., LLC and LaSalle St. Securities, LLC, placement agent and subagent, respectively, for the 8% Notes offering. The terms of the placement agent warrants mirror those of the detachable warrants granted in connection with the 8% Notes offering. The Company used the Black-Scholes model to determine the fair value of these warrants with the following assumptions: volatility of 100%, risk free interest rate of 4.7% and expected term of 5 years. The value of the warrants of $87,800 was recognized during the year ended December 31, 2002. In January 2003, in connection with its efforts to raise capital, V-ONE agreed to adjust the exercise price of the warrants from $0.50 per share to $0.15 per share. During the year ended December 31, 2003, Joseph Gunnar & Co., LLC exercised warrants to purchase 139,146 shares of Common Stock.

Warrants to purchase shares of the Company's Common Stock outstanding at December 31, 2003 and 2002 were as follows:

2003	2002	Exercise Price
1,155,954	-	$0.15
-	1,524,750	$0.50
30,000	30,000	$0.63
100,000	100,000	$1.19
639,954	697,365	$1.91
735,000	735,000	$2.29
-	10,000	$2.69
150,000	150,000	$3.13
-	54,000	$4.73
2,810,908	3,301,115	

At December 31, 2003, warrants to purchase 2,810,908 shares of Common Stock were exercisable.

Employee Stock Purchase Plan

The Company's Board of Directors adopted the 2001 Employee Stock Purchase Plan ("Purchase Plan") on February 26, 2001 and the Company's stockholders approved of the Purchase Plan at the Annual Meeting of Stockholders on May 10, 2001. The Purchase Plan became effective upon adoption by the Board, however, the first offering period under the Purchase Plan began on the first trading day on or after July 1, 2001. Pursuant to the Purchase Plan, 2,500,000 shares of Common Stock were reserved for future issuance by the Company to employees through the grant of stock options to purchase Common Stock. Shares acquired under the Purchase Plan may be authorized and unissued shares or treasury shares.

The purpose of the Purchase Plan is to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. Under the Purchase Plan, a participating employee is granted an option to purchase Common Stock that is exercised automatically at a specified date set forth in the Purchase Plan. The purchase price for shares of Common Stock received upon exercise of the option is paid through the employee's payroll deductions and may not be less than 85% of fair market value at the date of the grant. It is the Company's intention to have the Purchase Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended ("Code"). The Purchase Plan shall be construed so as to extend and limit participation in a manner consistent with Section 423 of the Code. The Purchase Plan is *not* subject to the provisions of the Employee Retirement Income Security Act of 1974 or Section 401(a) of the Code.

During the years ended December 31, 2003 and 2002, 54,522 and 60,397 shares, respectively, were purchased by employees at various prices in accordance with the provisions of the Purchase Plan. For the years ended December 31, 2003 and December 31, 2002, the weighted-average prices of the shares purchased were $0.12 and $0.32, respectively.

Stock Options Plans

The Company has the following active stock options plans: the 1995 Non-Statutory Stock Option Plan, the 1996 Incentive Stock Plan and the 1998 Incentive Stock Plan. These plans were adopted to attract and retain key employees, directors, officers and consultants and are administered by the Compensation Committee appointed by the Board of Directors.

1995 Non-Statutory Stock Option Plan

The Compensation Committee determined the number of options granted to key employees and the vesting period and exercise price of the options provided it was not below market value on the date of the grant for the 1995 Non-Statutory Stock Option Plan ("1995 Plan"). In most cases, the options vested over a two-year period and will terminate ten years from the date of grant. The 1995 Plan will terminate in May 2005 unless terminated earlier within the provisions of the 1995 Plan. On June 12, 1996, the Board of Directors determined that no further options would be granted under the 1995 Plan.

At December 31, 2003, 2002 and 2001 there were 10,602 stock options outstanding under the 1995 Plan with a weighted average exercise price of $2.50. There was no activity under the 1995 Plan during the three year period ended December 31, 2003.

1996 Incentive Stock Plan

In June 1996, the Company adopted the 1996 Incentive Stock Plan ("1996 Plan"), under which incentive stock options, non-qualified stock options and restricted share awards may be made to the Company's key employees, directors, officers and consultants. Both incentive stock options and options that are not qualified under Section 422 of the Internal Revenue Code of 1986, as amended ("non-qualified options"), are available under the 1996 Plan. The options are not transferable and are subject to various restrictions outlined in the 1996 Plan. The Compensation Committee or the Board of Directors determines the number of options granted to key employees, officers or consultants and the vesting period and exercise price of the options provided that it is not below fair market value of the Company's Common Stock. The 1996 Plan will terminate in June 2006 unless terminated earlier by the Board of Directors.

Awards may be granted under the 1996 Plan with respect to a total of 2,333,333 shares of Common Stock. As of December 31, 2003, 838,465 options are outstanding of which 392,848 are vested, and a total of 470,634 options are available for grant under the 1996 Plan.

Option activity under the 1996 Plan for the three years ended December 31, 2003 was as follows:

	Shares	Weighted Average Exercise Price
Balance as of December 31, 2000	226,555	$3.833
Granted	455,400	$1.389
Exercised	(1,750)	$2.625
Cancelled	(47,300)	$1.383
Expired	(99,740)	$4.479
Balance as of December 31, 2001	533,165	$1.845
Granted	678,500	$0.284
Cancelled	(208,625)	$0.881
Expired	(14,625)	$2.451
Balance as of December 31, 2002	988,415	$0.980
Cancelled	(127,700)	$0.539
Expired	(22,250)	$0.884
Balance as of December 31, 2003	838,465	$1.050

1998 Incentive Stock Plan

On February 2, 1998, the Board of Directors authorized the adoption of the 1998 Incentive Stock Plan ("1998 Plan"). The purpose of the 1998 Plan is to provide for the acquisition of an equity interest in the Company by non-employee directors, officers, key employees and consultants. The 1998 Plan will terminate February 2, 2008.

Incentive stock options may be granted to purchase shares of Common Stock at a price not less than fair market value on the date of grant. Only employees may receive incentive stock options; all other qualified participants may receive non-qualified stock options with an exercise price determined by the Board of Directors or a committee of the Board of Directors. Options are generally exercisable after one or more years and expire no later than ten years from the date of grant. The 1998 Plan also provides for reload options and restricted share awards to employee and consultant participants subject to various terms.

Awards may be granted under the 1998 Plan with respect to a total of 5,000,000 shares of Common Stock. As of December 31, 2003, 4,051,465 options are outstanding, of which 2,608,799 are vested, and a total of 610,490 options are available for grant under the 1998 Plan.

Option activity under the 1998 Plan for the three years ended December 31, 2003 was as follows:

	Shares	Weighted Average Exercise Price
Balance as of December 31, 2000	2,614,055	$2.178

Granted	1,287,000	$0.917
Exercised	(29,480)	$1.568
Cancelled	(313,685)	$2.131
Expired	(247,200)	$2.377
Balance as of December 31, 2001	3,310,690	$1.683
Granted	1,027,000	$0.658
Cancelled	(596,663)	$1.518
Expired	(213,187)	$1.592
Balance as of December 31, 2002	3,527,840	$1.418
Granted	909,500	$0.081
Cancelled	(211,875)	$1.135
Expired	(174,000)	$1.120
Balance as of December 31, 2003	4,051,465	$1.143

For all of its plans, the Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the date of grant, compensation expense is to be recognized over the applicable vesting period. The effect of applying SFAS 123's fair value method to the Company's stock based awards is not necessarily representative of the effects on reported net income for future years, due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

The fair value of each option is estimated on the date of grant using a type of Black-Scholes option pricing model with the following weighted average assumptions used for grants during the years ended December 31, 2003, 2002 and 2001, respectively: dividend yield of 0% and expected volatility of 100% for all periods; risk-free interest rate of 4.7%; and expected term of 4.0 years for all periods. The weighted average fair value of the options granted under all of the Company's plans during the years ended December 31, 2003, 2002 and 2001 was $0.06, $.32 and $.74, respectively. The weighted average exercise price of the options outstanding under all of the Company's plans at December 31, 2003, 2002 and 2001 was $1.13, $1.33 and $1.70, respectively. As of December 31, 2003, the weighted average remaining contractual life of the options outstanding under all of the Company's plans is 6.7 years and the number of options exercisable is 3,012,249.

During the year ended December 31, 2002, the Company issued options to purchase 200,000 shares of common stock to various consultants for financial advisory, lobbying, investigative and marketing services provided. The Company used the Black-Scholes model to determine the fair value of these options with the following assumptions: volatility of 100%, risk free interest rate of 5.0% and expected term of 10 years. Compensation expense of $82,545 related to the options was recognized during the year ended December 31, 2002.

Reserve for Issuance

At December 31, 2003, the Company has authorized the following shares of Common Stock for issuance upon conversion of the 8% Secured Convertible Notes, Series C Preferred Stock, Series D Preferred Stock, and upon exercise of options and warrants (in thousands):

Series D Preferred Stock	3,021
Common Stock options outstanding	4,900
Common Stock options available for grant	1,081
Common Stock reserved for Employee Stock Purchase Plan	2,500
Common Stock underlying 8% Convertible Notes	1,972
Common Stock warrants	2,811
Total shares of authorized Common Stock reserved	16,285

7. Notes Payable - Other

At December 31, 2003 and 2002, notes payable – other consisted of the following:

	2003	2002
Note payable to Joseph Gunnar & Co., LLC, unsecured, due August 2003. Beginning at the maturity date, the note became payable with interest at 15% per annum from the date of the note. Note balance at December 31, 2003 includes accrued interest of $4,068.	$ 24,068	$ 20,000
Note payable to landlord, unsecured, bearing interest at 10% per annum, payable in monthly installments of $11,559 including principal and interest. Note matures in April 2005.	172,467	-
Total	196,535	20,000
Less: current portion of notes payable - other	(151,248)	(20,000)
Notes payable – other, net of current portion	$ 45,287	$ -

Future minimum payments under the notes payable – other are as follows:

Year Ending December 31,	Amount
2004	$ 151,248
2005	45,287
Total	$ 196,535

8. Commitments and Contingencies

Operating leases

The Company is obligated under various operating lease agreements, primarily for office space and equipment through 2008. The office lease provides for monthly payments of approximately $17,600 subject to fixed rent escalations which under the generally accepted accounting principles are expensed on a pro rata basis over the term of the lease. The difference between expense recognized and the required lease payments at the balance sheet date is recorded as deferred rent in the accompanying Balance Sheets.

Future minimum lease payments under these non-cancelable operating leases as of December 31, 2003 are as follows:

Year Ending December 31,	Operating
2004	$ 231,072
2005	235,177
2006	229,892
2007	236,789
2008	59,486
Total minimum payments	$ 992,416

Rent expense was $241,786, $428,801 and $464,483 for the years ended December 31, 2003, 2002 and 2001, respectively.

Letter of credit

A bank issued an irrevocable standby letter of credit in 2002 on the Company's behalf for a maximum amount of $35,000, originally expiring on April 23, 2003. The letter of credit was extended until April 23, 2004. At December 31, 2002, a $35,000 certificate of deposit was pledged as collateral for the letter of credit. As of December 31, 2003, the certificate of deposit was reduced to $26,500.

9. Employee 401(k) Deferred Compensation Plan

The Company has a 401(k) plan for all employees over the age of 21. Contributions are made through voluntary employee salary reductions, up to 20% of their annual compensation, and discretionary matching by the Company. Employer contributions vest based on the participant's number of years of continuous service. A participant is fully vested after six years of continuous service. There were no employer contributions for the years ended December 31, 2003, 2002, or 2001.

10. Supplemental Cash Flow Disclosure

Selected cash payments and noncash activities were as follows:

	Year ended December 31,		
	2003	2002	2001
Cash paid for interest	$ 71,813	$ 6,647	$ 11,560
Cash paid for dividends	-	-	$ 259
Noncash investing and financing activities:			
Dividends paid with stock	-	-	$ 46,348
Deemed dividend on preferred stock	-	-	$2,932,023
Notes converted to common stock	$110,000	$ 585,000	-
Debt discount on 8% Convertible Notes	-	$ 184,980	-

Issuance of stock options to consultants	$ 4,902	$ 82,545	$ 98,232
Issuance of restricted stock	-	-	$ 52,000
Accounts payable converted to note payable-other	$250,483	-	-
Accrued interest on 8% Convertible Notes converted to Common Stock	$ 1,357	-	-
Common Stock issued to consultants	$ 80,000	-	-

11. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,		
	2003	2002	2001
Numerator:			
Net loss	$ (449,650)	(5,635,191)	$ (6,237,278)
Less: Dividend on preferred stock	(942,056)	(699,901)	(741,245)
Deemed dividend on preferred stock	-	-	(2,932,023)
Net loss attributable to holders of Common Stock	$ (1,391,706)	(6,335,092)	$ (9,910,546)
Denominator:			
Denominator for basic net loss per share-weighted average shares	27,142,148	25,230,360	22,576,188
Effect of dilutive securities:			
Preferred Stock	-	-	-
Stock Options	-	-	-
Warrants	-	-	-
Dilutive potential common shares	-	-	-
Denominator for diluted net loss per share-adjusted weighted average shares	27,142,148	25,230,360	22,576,188
Basic and diluted loss per share attributable to holders of Common Stock	$ (0.05)	$ (0.25)	$ (0.44)

The following equity instruments were not included in the diluted net loss per share calculation because their effect would be anti-dilutive:

	Year ended December 31,		
	2003	2002	2001
Preferred stock:			
Series D	3,021,000	3,021,000	3,675,000
Stock options	4,900,532	4,526,857	3,854,457
Warrants	2,810,908	2,586,204	1,776,365

12. Selected Quarterly Financial Data - Unaudited

The following table presents the quarterly results for V-ONE Corporation for the years ended December 31, 2003 and 2002:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003				
Revenue	$ 1,005,270	$ 1,155,220	$ 878,766	$ 963,670
Gross profit	964,090	1,012,874	842,039	918,915
Net income (loss)	($ 352,598)	($ 26,235)	($ 80,113)	$ 9,296
Net loss per share, basic and diluted	$ (0.02)	$ (0.01)	$ (0.01)	$ -
2002			(restated)	
Revenue	$ 852,219	$ 886,999	$ 1,151,943	$ 661,865
Gross profit	686,486	760,053	1,014,259	608,603
Net loss	($ 2,013,619)	($ 1,430,459)	($ 1,186,638)	($ 1,004,475)
Net loss per share, basic and diluted	$ (0.09)	(0.07)	(0.05)	(0.04)

The Company restated the results of the third quarter of 2002 to account for the allocation of the fair value of a warrant and a note payable that were issued in connection with the 8% Secured Convertible Notes. The result of the restatement was to record additional interest expense of $107,800.

13. Subsequent Events

In connection with a restructuring of the 8% Notes, the Company agreed in January 2004 to adjust the conversion price of certain 8% Notes constituting $150,000 in principal to $.18 per share in exchange for an extension of the term of such 8% Notes to July 15, 2004 at an interest rate of 10%. Also in connection with the January 2004 restructuring, the Company adjusted the conversion price of the remaining 8% Notes outstanding, which constituted $343,000 in principal, to $.15 per share and the holders of such 8% Notes converted them into 2,286,667 shares of Common Stock and granted a warrant to purchase a total of 250,000 shares of Common Stock at an exercise price of $0.18 per share to Joseph Gunnar & Co., LLC, placement agent for the 8% Notes offering. In February 2004, Joseph Gunnar & Co., LLC exercised the warrant to purchase 61,191 shares of Common Stock.

<u>7% Subordinated Convertible Notes</u>

In a closing on February 27, 2004, V-ONE issued 7% Subordinated Convertible Notes ("7% Notes") with warrants for an aggregate principal amount of $1,200,000, resulting in net proceeds to V-ONE of $1,065,690. The 7% Notes mature on February 27, 2009. Interest at the rate of 7% per annum is payable semi-annually at the option of V-ONE in cash or in shares of Common

Stock. The 7% Notes rank senior to the Common Stock and junior to the Series C Shares and Series D Shares as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of V-ONE. So long as at least $500,000 of the principal amount of the 7% Notes is outstanding, the affirmative vote of the holders of at least 75% of the principal amount of the 7% Notes outstanding is required to issue any securities that rank senior to or on parity with the 7% Notes.

The holders may convert the principal amount of their 7% Notes, in whole or in part, at any time into shares of Common Stock at a conversion price of $.20 per share. In addition, subject to certain terms, the principal amount of the 7% Notes plus all accrued and unpaid interest shall automatically convert into shares of Common Stock at the then current conversion price on the earlier of (i) February 27, 2009 and (ii) the first date which is at least 180 days following the effective date of the Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes that the closing bid price of V-ONE Common Stock exceeds $1.00 for a period of 20 consecutive trading days.

An event of default will occur if V-ONE fails to make any principal payment under the 7% Notes, V-ONE fails to make any interest payment for a period of five days after such payment is due, V-ONE fails to timely file the Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes or the Registration Statement is not declared effective by the SEC within 180 days of February 27, 2004, the effectiveness of the Registration Statement lapses for a period of 20 consecutive trading days, or upon the occurrence of other default events, including, but not limited to, an assignment for the benefit of creditors, an application for the appointment of a trustee or receiver or the commencement of a bankruptcy proceeding. If an event of default occurs, the Notes will bear interest at the lesser of 12% and the maximum applicable legal rate per annum from the date of the event of default until such default is cured.

Upon the occurrence of certain events of default and other triggering events, a 7% Note holder shall have the right to require V-ONE to prepay in cash all or a portion of the holder's 7% Note at 120% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. Similar provisions apply if V-ONE cannot fully convert a 7% Note into shares of registered Common Stock upon the receipt of a proper conversion notice from the holder. In addition, in the event of a major corporate transaction such as the consolidation, merger or other business combination of V-ONE into another entity or a sale or transfer of more than 50% of V-ONE's assets, the 7% Note holder shall have the right to require V-ONE to prepay in cash all or a portion of the holder's 7% Note at 100% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. If the major corporate transaction is consummated within six months of the issuance of the 7% Note, then the prepayment shall be at 110% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. Also, beginning one year after the issuance of the 7% Notes, V-ONE may prepay any portion or all of the outstanding principal balance of the 7% Notes together with all accrued and unpaid interest at 110% of the aggregate principal amount of the 7% Notes plus any accrued and unpaid interest.

For twelve months after the issuance of the 7% Notes, each holder shall have a right of first refusal to purchase its pro rata portion of V-ONE Common Stock (or any securities convertible, exercisable or exchangeable into Common Stock) offered to a third party in a private transaction on the same terms as those offered to the third party, other than in certain permitted financings. If a holder elects not to exercise its right of first refusal, the other holders may participate on a pro rata basis. If the holders do not participate, V-ONE may proceed with the transaction with the third party.

In connection with the 7% Notes offering, V-ONE issued detachable warrants to purchase 6,000,000 shares of Common Stock to the holders of the 7% Notes. The warrants are exercisable beginning on August 27, 2004 at an exercise price of $0.25 per share and expire on August 27, 2008. Beginning 180 days after the effective date of a Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes and exercise of the warrants, V-ONE may call up to 100% of the warrants if the per share market value of its Common Stock has been greater than $.75 for a period of 20 consecutive trading days by issuing a call notice to the warrant holders. The rights and privileges granted to a warrant holder with respect to the shares subject to the call notice shall expire on the twentieth day after the holder receives the call notice if the holder does not exercise the warrant. If the holder does not exercise the warrant, V-ONE shall remit to the warrant holder (i) $.01 per share subject to the call notice and (ii) a new warrant representing the number of shares of Common Stock, if any, which were not subject to the call notice.

The exercise price and number of shares of Common Stock to be issued upon conversion of the 7% Notes and exercise of the warrants are subject to equitable adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock. In addition, if V-ONE issues any shares of Common Stock or equivalents at a purchase price less than the then current conversion price for the 7% Notes or warrant exercise price, the conversion price and warrant exercise price will be equitably reduced, and number of shares of Common Stock to be issued upon conversion of the 7% Notes and exercise of the warrants adjusted accordingly. However, in no event shall the conversion price, or exercise price in the event of the issuance of V-ONE securities at less than the current warrant exercise price, be less than $.15 per share.

In connection with the 7% Notes offering, V-ONE granted a warrant to purchase up to a total of 1,260,000 shares of Common Stock to H.C. Wainwright & Co., Inc., placement agent for the 7% Notes offering. The terms of the placement agent warrant mirror those of the warrants granted in connection with the 7% Notes offering.

V-ONE CORPORATION
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2003, 2002 and 2001

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS				
December 31, 2001	$ 105,664	---	33,629	$ 72,035
December 31, 2002	$ 72,035	155,000	129,900	$ 97,135
December 31, 2003	$ 97,135	---	81,635	$ 15,500
DEFERRED TAX ASSET VALUATION ALLOWANCE				
December 31, 2001	$ 16,479,336	2,668,612	---	$ 19,147,948
December 31, 2002	$ 19,147,948	3,765,142	---	$ 22,913,090
December 31, 2003	$ 22,913,090	38,037	---	$ 22,951,127
ALLOWANCE FOR NON-SALABLE INVENTORY				
December 31, 2001	$ 78,656	120,000	169,063	$ 29,593
December 31, 2002	$ 29,593	42,148	27,003	$ 44,738
December 31, 2003	$ 44,738	1,035	36,872	$ 8,901

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 2, 2003, the Company determined to dismiss its independent auditors, Ernst & Young LLP, and to engage the services of Aronson & Company as its new independent auditors. This determination followed the Company's efforts to contain costs and seek an independent public accounting firm better suited to its size, and was approved by the Company's Board of Directors upon the recommendation of its Audit Committee. Aronson & Company audited the Company's financial statements for the fiscal years ended December 31, 2002 and 2003.

During the fiscal year ended December 31, 2001 and the fiscal year ended December 31, 2002 (which was not audited by Ernst & Young LLP), and the subsequent interim period through October 2, 2003, there were no disagreements between the Company and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young LLP's satisfaction, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in connection with its reports on the financial statements of the Company for the year ended December 31, 2001. There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The audit reports of Ernst & Young LLP on the financial statements of the Company as of and for the fiscal years ended December 31, 2000 and 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years of the Company ended December 31, 2002, and the subsequent interim period through October 2, 2003, the Company did not consult with Aronson & Company regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item concerning directors and executive officers is incorporated herein by reference to the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2004.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item concerning executive compensation is incorporated herein by reference to the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2004.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item concerning security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference to the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2004.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item concerning certain relationships and related transactions is incorporated herein by reference to the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2004.

Item 14. CONTROLS AND PROCEDURES

Within the ninety-day day period prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President, Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Company's President, Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic filings with the SEC. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Item 15. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees
Audit fees for the fiscal years ended December 31, 2002 and 2003 were $95,000 and approximately $45,000, respectively.

Audit Related Fees
Audit related fees for the fiscal years ended December 31, 2002 and 2003 were $27,050 and $24,000, respectively. Audit related services generally include fees for pension and statutory audits, business acquisitions, accounting consultations, internal audits and SEC reporting obligations.

Tax Fees
Tax fees for the fiscal years ended December 31, 2002 and 2003 were $0.

All Other Fees
All other fees for products and services provided by Aronson & Company, the Company's principal accountant, for the fiscal years ended December 31, 2002 and 2003 were $0.

All audit related services were pre-approved by the Audit Committee, which concluded that the provision of such services by Aronson & Company was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

PART IV

Item 16. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

(a)(1), (a)(2) and (d) Financial Statements and Financial Statement Schedule.

See Index to Financial Statements on page 27. All required financial statements and financial statement schedules of the Company are set forth under Item 8 of this Annual Report on Form 10-K.

(a)(3) Exhibits

Number	Description
3.1	Amended and Restated Certificate of Incorporation as of July 2, 1996 (1)
3.2	Amended and Restated Bylaws dated as of February 2, 1998 (4)
3.3	Certificate of Amendment to Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock dated September 9, 1996 (1)
3.4	Certificate of Elimination of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (3)
3.5	Certificate of Designations of Series A Convertible Preferred Stock (3)
3.6	Certificate of Elimination of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, dated March 4, 1999(9)
3.7	Certificate of Designations of Series B Convertible Preferred Stock, dated June 11, 1999 (10)
3.8	Certificate of Designations of Series C Preferred Stock, dated September 9, 1999 (11)
3.9	Certificate of Designations of Series D Convertible Preferred Stock, dated February 14, 2001(14)
9.1	Voting Trust Agreement between Hai Hua Cheng and James F. Chen, Trustee (1)
9.2	Voting Trust Agreement between Robert Zupnik and James F. Chen, Trustee (1)
9.3	Voting Trust Agreement between Dennis Winson and James F. Chen, Trustee (1)
10.1	Employment Agreement between V-ONE Corporation and James F. Chen dated as of June 12, 1996 (1)
10.2	V-ONE 1995 Non-Statutory Stock Option Plan (1)
10.3	V-ONE 1996 Non-Statutory Stock Option Plan (1)
10.4	V-ONE 1996 Incentive Stock Plan (1)
10.5	Software License Agreement between Trusted Information Systems, Inc. ("TIS") and V-ONE executed October 6, 1994 (1)
10.6	First Amendment to the Software License Agreement between TIS and V-ONE (1)
10.7	Second Amendment to the Software License Agreement between TIS and V-ONE (1)
10.8	Third Amendment to the Software License Agreement between TIS and V-ONE (1)
10.9	Fourth Amendment to the Software License Agreement between TIS and V-ONE (1)
10.10	OEM Master License Agreement between RSA Data Security, Inc. ("RSA") and V-ONE dated December 30, 1994 and Amendment Number One to the OEM Master License Agreement between RSA and V-ONE (1)
10.11	Amendment Number Two to the OEM Master License Agreement between RSA and V-ONE and Conversion Agreement dated May 23, 1996 (1)
10.12	Promissory Note for Hai Hua Cheng with Allonge and Amendment dated June 12, 1996 (1)
10.13	Form of Exchange and Purchase Agreement dated April 1996 (1)
10.14	Registration Rights Agreement Between V-ONE and JMI Equity Fund II, L.P. ("JMI") (1)
10.15	8% Senior Subordinated Note due June 18, 2000 Issued by V-ONE to JMI (1)
10.16	Warrant to Purchase 100,000 shares of Common Stock Issued by V-ONE to JMI (1)
10.17	Warrant to Purchase 400,000 shares of Common Stock Issued by V-ONE to JMI (1)
10.18	Employment Agreement between V-ONE and Jieh-Shan Wang dated as of July 8, 1996 (1)
10.19	Subscription Agreement dated as of December 3, 1997 between V-ONE and Advantage Fund II

Number	Description
	Ltd. (3)
10.20	Registration Rights Agreement dated as of December 3, 1997 between V-ONE and Advantage Fund II Ltd. (3)
10.21	Commitment Letter dated December 8, 1997 between V-ONE and Advantage Fund II Ltd. (3)
10.22	Registration Rights Agreement dated as of December 8, 1997 between V-ONE and Wharton Capital Partners, Ltd. (3)
10.23	Warrant to Purchase 60,000 shares of Common Stock Issued on December 8, 1997 by V-ONE to Wharton Capital Partners, Ltd. (3)
10.24	Letter Agreement between V-ONE and Wharton Capital Partners, Ltd. dated October 22, 1997 (3)
10.25	V-ONE 1998 Incentive Stock Plan (4)
10.26	Warrants dated November 21, 1997 to Purchase 300,000 shares of Common Stock granted to David D. Dawson (4)
10.27	Employment Agreement dated November 21, 1997 between V-ONE and David D. Dawson (4)
10.28	Amendment to Employment Agreement dated November 7, 1997 between V-ONE and Charles B. Griffis (4)
10.29	Amendment to Section 2.08 of 1996 Incentive Stock Plan (4)
10.30	Lease Agreement dated March 24, 1997 between Bellemead Development Corporation and V-ONE (2)
10.31	Inconvertibility Notice dated September 21, 1998 (5)
10.32	Waiver Agreement, dated as of September 22, 1998, between the Company and Advantage Fund II Ltd. (5)
10.33	Amendment No. 1 dated as of September 22, 1998 to the Registration Rights Agreement between the Company and Advantage Fund II Ltd. (5)
10.34	Warrant to purchase 100,000 shares of Common Stock issued on September 22, 1998 by V-ONE to Advantage Fund II Ltd. (5)
10.35	Warrant to purchase 389,441 shares of Common Stock issued on September 22, 1998 by V-ONE to Advantage Fund II Ltd. (5)
10.36	Waiver Letter, dated November 5, 1998 between the Company and Advantage Fund II Ltd. (6)
10.37	Placement Agent Agreement, dated October 9, 1998, between the Company and LaSalle St. Securities, Inc. (6)
10.38	Amendment No. 1 to Placement Agent Agreement, dated November 9, 1998, between the Company and LaSalle St. Securities, Inc. (6)
10.39	Escrow Agreement, dated October 9, 1998, among the Company, LaSalle St. Securities, Inc. and LaSalle National Bank (6)
10.40	Amendment No. 1 to Escrow Agreement, dated November 9, 1998, among the Company, LaSalle St. Securities, Inc. and LaSalle National Bank (6)
10.41	Form of Subscription Documents (6)
10.42	Form of Addendum #1 to Subscription Documents (6)
10.43	Form of Addendum #2 to Subscription Documents (6)
10.44	Form of Warrant granted to A.L. Giannopoulos to purchase 10,000 shares of the Company's Common Stock (6)
10.45	Form of Warrant granted to William E. Odom to purchase 10,000 shares of the Company's Common Stock (6)
10.46	Amendment No. 1 to Placement Agent Agreement, dated November 16, 1998, between the Company and LaSalle St. Securities, Inc. (7)
10.47	Waiver Letter dated November 18, 1998 between the Company and LaSalle St. Securities, Inc. (7)
10.48	Form of Second Version of Subscription Documents (7)
10.49	Form of Addendum #1 to Second Version of Subscription Documents (7)
10.50	Form of Addendum #2 to Second Version of Subscription Documents (7)
10.51	Warrant dated November 20, 1998 to purchase 50,000 shares of Common Stock issued to LaSalle St. Securities, Inc. (7)

Number	Description
10.52	Employment Agreement dated November 6, 1998 between V-ONE and Charles B. Griffis (9)
10.53	Employment Agreement dated August 1, 1998 between V-ONE and Robert F. Kelly (9)
10.54	Loan and Security Agreement dated February 24, 1999 between V-ONE and Transamerica Business Credit Corporation ("Transamerica") (8)
10.55	Patent and Trademark Security Agreement dated February 24, 1999 between V-ONE and Transamerica (8)
10.56	Security Agreement in Copyrighted Works dated as of February 24, 1999 between V-ONE and Transamerica (8)
10.57	Amendment to Employment Agreement dated as of August 1, 1998 by and between the Company and Jieh-Shan Wang (9)
10.58	Amendment to Employment Agreement dated as of January 1, 1999 by and between the Company and James F. Chen (9)
10.59	Subscription Agreement for Series B Convertible Preferred Stock, dated June 11, 1999 (10)
10.60	Registration Rights Agreement, dated June 11, 1999 (10)
10.61	Non-Negotiable Promissory Note, dated June 11, 1999 (10)
10.62	Form of Series C Preferred Stock Purchase Agreement (11)
10.63	Employment Agreement dated July 1, 1999 by and between the Company and Margaret E. Grayson (12)
10.64	Employment Agreement dated July 1, 1999 by and between the Company and David D. Dawson (13)
10.65	Series D Convertible Preferred Stock and Non-Detachable Warrant Purchase Agreement dated February 14, 2001 (14)
10.66	Form of Warrant Granted to Holders of Series D Convertible Preferred Stock, dated February 14, 2001 (14)
10.67	2001 Employee Stock Purchase Plan (14)
10.68	Form of Subscription Agreement between the Company and Employees under the 2001 Employee Stock Purchase Plan (14)
10.69	Agreement for Purchase and Sale of Stock between the Company and NFR Security, Inc., dated March 13, 2001 (14)
10.70	Form of Note Purchase Agreement dated July 23, 2002 (15)
10.71	Form of Promissory Note dated July 23, 2002 (15)
10.72	Form of Warrant dated July 23, 2002 (15)
10.73	Company Disclosures (15)
10.74	Term Sheet for Proposed Offering (15)
10.75	Company Disclosures (15)
10.76	Company Disclosures (15)
10.77	Form of Placement Agency Agreement dated July 23, 2002 (15)
10.78	Form of Legal Opinion dated July 23, 2002 (15)
10.79	Form of Note Purchase Agreement dated July 26, 2002 (15)
10.80	Form of Promissory Note dated July 26, 2002 (15)
10.81	Form of Warrant dated July 26, 2002 (15)
10.82	Company Disclosures (15)
10.83	Term Sheet for Proposed Offering (15)
10.84	Company Disclosures (15)
10.85	Company Disclosures (15)
10.86	Form of Placement Agency Agreement dated July 23, 2002 (15)
10.87	Form of Legal Opinion dated July 26, 2002 (15)
10.88	Form of Note Purchase Agreement dated August 2, 2002 (15)
10.89	Form of Promissory Note dated August 2, 2002 (15)
10.90	Form of Warrant dated August 2, 2002 (15)
10.91	Company Disclosures (15)

Number	Description
10.92	Term Sheet for Proposed Offering (15)
10.93	Company Disclosures (15)
10.94	Company Disclosures (15)
10.95	Form of Placement Agency Agreement dated July 23, 2002 (15)
10.96	Form of Legal Opinion dated August 2, 2002 (15)
10.97	Note and Warrant Purchase Agreement dated as of February 27, 2004 (16)
10.98	Registration Rights Agreement dated as of February 27, 2004 (16)
10.99	Form of Subordinated Convertible Note dated February 27, 2004
10.100	Form of Warrant to Purchase Shares of Common Stock dated February 27, 2004
16	Letter on change in certifying accountants from Ernst & Young LLP, dated October 7, 2003 (17)
23.1	Consent of Aronson & Company
23.2	Consent of Ernst & Young LLP
31	Certification of Chief Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Principal Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) The information required by this exhibit is incorporated herein by reference to V-ONE's Registration Statement on Form S-1 (No. 333-06535).

(2) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-Q for the three months ended June 30, 1997.

(3) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated December 8, 1997.

(4) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-K for the twelve months ended December 31, 1997.

(5) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated September 22, 1998.

(6) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-Q for the nine months ended September 30, 1998.

(7) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated November 20, 1998.

(8) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated March 11, 1999.

(9) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-K for the twelve months ended December 31, 1998.

(10) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated June 23, 1999.

(11) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated September 15, 1999.

(12) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-Q for the three months ended June 30, 1999.

(13) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-K for the twelve months ended December 31, 1999.

(14) The information required by this exhibit is incorporated by reference to V-ONE's Form 10-K for the twelve months ended December 31, 2000.

(15) The information required by this exhibit is incorporated by reference to V-ONE's Registration Statement on Form S-2 (No. 333-98521).

(16) The information required by this exhibit is incorporated by reference to V-ONE's Form 8-K dated March 5, 2004.

(17) The information required by this exhibit is incorporated by reference to V-ONE's Form 8-K dated October 8, 2003.

(b) Reports on Form 8-K

Form 8-K filed October 8, 2003, reporting under Items 4 and 7.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

V-ONE Corporation

Date: March 25, 2004

By: /s/ Margaret E. Grayson
Margaret E. Grayson
President and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/s/ Margaret E. Grayson Margaret E. Grayson	President, Chief Executive Officer, Principal Financial Officer and Director	March 25, 2004
/s/ Molly G. Bayley Molly G. Bayley	Director	March 24, 2004
/s/ Heidi B. Heiden Heidi B. Heiden	Director	March 25, 2004
/s/ William E. Odom William E. Odom	Director	March 25, 2004

EXHIBIT 31

CERTIFICATION

I, Margaret E. Grayson, certify that:

1. I have reviewed this annual report on Form 10-K of V-ONE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2004

/s/ Margaret E. Grayson
Margaret E. Grayson
Chief Executive Officer and
Principal Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of V-ONE Corporation ("Company") on Form 10-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof ("Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to her knowledge:

1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 25, 2004

By: /s/ Margaret E. Grayson
Name: Margaret E. Grayson
Title: Chief Executive Officer and
Principal Financial Officer

CORPORATE INFORMATION

V-ONE CORPORATION
20300 Century Boulevard, Suite 200
Germantown, Maryland 20874
http://www.v-one.com

Tel: (301) 515-5200
Fax: (301) 515-5280

Board of Directors

Lieutenant General William E. Odom, Army (Ret.)
Chairman of the Board
Director of National Security Studies, Hudson Institute

Margaret E. Grayson
Director, President, Chief Executive and Principal Financial Officer
V-ONE Corporation

Molly G. Bayley
Director
International Consultant

Heidi B. Heiden
Director
Nx Networks, Inc.

Executive Officers

Margaret E. Grayson
President, Chief Executive Officer and Principal Financial Officer

Christopher T. Brook
Vice President of Engineering

Douglas M. Hurt
Vice President of Sales and Marketing

Merle B. Miller
Treasurer, Vice President of Administration

Stock Trading

National Quotation Bureau
"Pink Sheets": VONE

General Information

A copy of V-ONE's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Lisa M. Randoll
Executive Assistant
V-ONE Corporation
20300 Century Boulevard, Suite 200
Germantown, MD 20874

Stock Transfer Agent and Registrar

American Stock Transfer and Trust
59 Maiden Lane
New York, New York 10038
(800) 937-5449
www.amstock.com

Legal Counsel

Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(202) 778-9000

Joseph G. Gallagher
Corporate Secretary and General Counsel
Gill and Sippel
98 Church Street
Rockville, MD 20850
(301) 251-9200

Independent Auditors

Aronson & Company
700 King Farm Blvd., Suite 300
Rockville, MD 20850
(301) 231-6200

V-ONE CORPORATION

20300 Century Boulevard, Suite 200
Germantown, MD 20874
(301) 515-5200
(301) 515-5280 Fax
www.v-one.com